As filed with the Securities and Exchange Commission on October 2, 2017

Registration No. 333-212076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

OrthoPediatrics Corp.

(Exact name of Registrant as specified in its charter)

Delaware	3841	26-1761833
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2850 Frontier Drive
Warsaw, IN 46582
(574) 268-6379
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Mark C. Throdahl
President and Chief Executive Officer
OrthoPediatrics Corp.
2850 Frontier Drive
Warsaw, IN 46582
(574) 268-6379
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles Ruck, Esq. Christopher D. Lueking, Esq. Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 (312) 876-7700	Mark Weeks Divakar Gupta Brent B. Siler Cooley LLP 1114 Avenue of the Americas New York, NY 10036 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price[(1)(2)]	Amount of Registration Fee[(3)]
Common Stock, $0.00025 par value per share	$64,400,000	$7,463.96

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of shares that the underwriters have the option to purchase.

(2) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(3) The registrant has previously paid registration filing fees in the aggregate amount of $6,664.25.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 2, 2017

4,000,000 Shares



ORTHOPEDIATRICS CORP.

Common Stock

$ per share

- OrthoPediatrics Corp. is offering 4,000,000 shares.
- We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.

- This is our initial public offering and no public market currently exists for our shares.
- Proposed NASDAQ trading symbol: "KIDS."

This investment involves risks. See "Risk Factors" beginning on page 12.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount[1]	$	$
Proceeds, before expenses, to OrthoPediatrics Corp.	$	$

(1) See "Underwriting" for additional information regarding underwriting compensation.

The underwriters have an option to purchase up to 600,000 additional shares of common stock from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities described herein or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about   , 2017.

Piper Jaffray   Stifel

William Blair   BTIG

The date of this prospectus is   , 2017.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate History and Information

We were formed as a Delaware corporation in November 2007. Our principal executive offices are located at 2850 Frontier Drive, Warsaw, IN 46582, and our telephone number is (574) 268-6379. Our website address is *www.orthopediatrics.com*. The information contained in, or accessible through, our website does not constitute part of this prospectus.

Squadron Capital LLC, or Squadron, has been an investor in our company since 2011. Squadron owns all of the outstanding shares of our Series A convertible preferred stock, $0.00025 par value, or our Series A Preferred Stock, and substantially all of the outstanding shares of our Series B convertible preferred stock, $0.00025 par value, or our Series B Preferred Stock. Immediately prior to the completion of this offering, all outstanding shares of Series A Preferred Stock and Series B Preferred Stock will convert into 3,649,475 shares of our common stock. Upon the conversion of all outstanding shares of our Series A Preferred Stock into shares of our common stock, Squadron is also entitled to a $16.0 million cash preference payment and approximately $8.9 million of accumulated and unpaid dividends (as of September 30, 2017), each of which it has agreed to convert into additional shares of our common stock at a conversion price equal to the initial public offering price. As a result, upon the completion of this offering, Squadron will own approximately 44.6% of our outstanding common stock, assuming an initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

Upon the conversion of all outstanding shares of our Series B Preferred Stock into shares of our common stock immediately prior to the completion of this offering, Squadron and the other holders thereof are entitled to approximately $5.9 million of accumulated and unpaid dividends (as of September 30, 2017), which we intend to pay using a portion of the net proceeds from this offering. See "Use of Proceeds."

For more information on our relationship with Squadron, see "Certain Relationships and Related Person Transactions — Squadron."

THE OFFERING

Common stock offered by us	4,000,000 shares
Common stock to be outstanding after this offering	12,044,435 shares (or 12,644,435 shares if the underwriters exercise in full their option to acquire additional shares from us).
Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase up to a total of 600,000 additional shares of common stock from us.
Use of proceeds	We intend to use the net proceeds received by us from this offering (i) to pay approximately $5.9 million of accumulated and unpaid dividends on our Series B Preferred Stock (as of September 30, 2017), (ii) to invest in implant and instrument sets for consignment to our customers, (iii) to fund research and development activities, (iv) to expand our sales and marketing programs and (v) for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary products, technologies or businesses, but we currently have no agreements or commitments to do so. See "Use of Proceeds."
	As a result of the payment of the accumulated and unpaid dividends on our Series B Preferred Stock, our affiliates, including Squadron, Mark C. Throdahl, our President, Chief Executive Officer and a member of our board of directors, and Bernie B. Berry, III, a member of our board of directors, will receive a portion of the net proceeds from this offering. See "Certain Relationships and Related Person Transactions."
Risk factors	You should read the "Risk Factors" section of this prospectus and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.
Proposed NASDAQ Global Market trading symbol	KIDS
Directed Share Program	At our request, the underwriters have reserved for sale at the initial public offering price up to 200,000 shares of our common stock, or approximately 5% of the shares offered by this prospectus, for our employees, directors and other persons associated with us. The participants in the directed share program will be subject to the 180-day lock-up restriction described in the "Underwriting" section of this prospectus with respect to the directed shares sold to them. The number of shares of our common stock available for sale to the general public in this offering will be reduced by the number of shares sold pursuant to the directed share program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. The directed share program will be arranged through Piper Jaffray & Co.

The number of shares of our common stock to be outstanding after this offering set forth above is based on 2,481,607 shares outstanding as of June 30, 2017, and does not reflect:

- 243,369 shares of common stock issuable upon the exercise of outstanding options under our Amended and Restated 2007 Equity Incentive Plan, or the 2007 Plan, at a weighted average exercise price of $23.95 per share;

- 44,101 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $27.01 per share; and

- 1,832,460 shares of our common stock issued or reserved for future issuance under our 2017 Incentive Award Plan that will go into effect immediately prior to the completion of this offering, or the 2017 Plan, which includes (i) 42,813 shares of restricted stock that we intend to grant under the 2017 Plan in connection with this offering and (ii) 39,992 shares reserved for future issuance under the Amended and Restated 2007 Equity Incentive Plan, or the 2007 Plan, that will be added to the shares reserved under the 2017 Plan upon its effectiveness.

Except as otherwise indicated, all information in this prospectus:

- gives effect to the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering;

- gives effect to the one-to-0.67 reverse stock split of our common stock to be effected immediately prior to the completion of this offering;

- gives effect to the conversion of all outstanding shares of our Series A Preferred Stock and our Series B Preferred Stock into 3,649,475 shares of our common stock, each of which will occur immediately prior to the completion of this offering;

- gives effect to the conversion of the $16.0 million cash preference payment, and approximately $8.9 million of accumulated and unpaid dividends (as of September 30, 2017), on our Series A Preferred Stock into 1,913,353 shares of our common stock, at a conversion price equal to an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, which will occur immediately prior to the completion of this offering;

- gives effect to the cash payment of approximately $5.9 million of accumulated and unpaid dividends on our Series B Preferred Stock (as of September 30, 2017);

- assumes no exercise of the outstanding options and warrants described above; and

- assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

This summary consolidated statement of operations data for the years ended December 31, 2014, 2015 and 2016 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. This summary consolidated statement of operations data for the six months ended June 30, 2016 and 2017 and the summary consolidated balance sheet data as of June 30, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. This summary consolidated financial data gives effect to the one-to-0.67 reverse stock split of our common stock to be effected immediately prior to the completion of this offering. Our historical results are not necessarily indicative of the results to be expected for any future period. You should read this data together with our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus and the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(in thousands, except share and per share information)	Year Ended December 31,			Six Months Ended June 30,	
	2014	2015	2016	2016	2017
Statement of operations data:					
Net revenue	$ 23,684	$ 31,004	$ 37,298	$ 17,745	$ 21,564
Cost of revenue	7,085	9,367	10,931	4,935	5,437
Gross profit	16,599	21,637	26,367	12,810	16,127
Operating expenses:					
Sales and marketing	12,185	15,033	16,661	8,106	9,491
General and administrative	9,875	11,407	11,631	5,959	6,795
Initial public offering costs	—	—	1,979	—	—
Research and development	1,683	1,789	2,223	1,096	1,355
Total operating expenses	23,743	28,229	32,494	15,161	17,641
Operating loss	(7,144)	(6,592)	(6,127)	(2,351)	(1,514)
Other expenses:					
Interest expense	2,549	1,230	1,476	657	1,095
Other expense (income)	67	31	(1,031)	(915)	(58)
Total other expenses	2,616	1,261	445	(258)	1,037
Net loss from continuing operations	(9,760)	(7,853)	(6,572)	(2,093)	(2,551)
(Gain) loss from discontinued operations	(211)	38	—	—	—
Net loss	$ (9,549)	$ (7,891)	$ (6,572)	$ (2,093)	$ (2,551)
Net loss attributable to common stockholders	$ (12,804)	$ (12,688)	$ (12,448)	$ (4,754)	$ (5,431)
Weighted average shares – basic and diluted	1,744,295	1,744,356	1,744,356	1,744,356	1,745,390
Net loss per share attributable to common stockholders[1]:					
Basic and diluted	$ (7.34)	$ (7.27)	$ (7.14)	$ (2.73)	$ (3.11)
Pro forma net loss per share (unaudited)[1]:					
Basic and diluted			$ (0.88)		$ (0.33)

---

(1) See note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per share. The effect of discontinued operations on loss per share has been excluded as it is not material.

The following table presents summary balance sheet data as of June 30, 2017:

- on an actual basis;

- on a pro forma basis to give effect to: (i) a one-to-0.67 reverse stock split of our common stock; (ii) the conversion of all outstanding shares of our Series A Preferred Stock and our Series B Preferred Stock into 3,649,475 shares of our common stock; (iii) the conversion of the $16.0 million cash preference payment, and approximately $8.4 million of accumulated and unpaid dividends ($8.9 million as of September 30, 2017), on our Series A Preferred Stock into 1,913,353 shares of our common stock at a conversion price equal to an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus; and (iv) the accrual of approximately $5.4 million of accumulated and unpaid dividends on our Series B Preferred Stock ($5.9 million as of September 30, 2017); and

- on a pro forma as adjusted basis to give further effect to: (i) the sale of 4,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) our use of a portion of the net proceeds from this offering to pay approximately $5.4 million of accumulated and unpaid dividends on our Series B Preferred Stock ($5.9 million as of September 30, 2017).

| | June 30, 2017 | | |
	Actual	Pro Forma	Pro Forma As Adjusted
(in thousands)			
Balance sheet data:			
Cash	$ 2,306	$ 2,306	$43,107
Working capital	18,405	13,006	59,206
Total assets	40,027	40,027	80,828
Total long-term liabilities	25,431	25,431	25,431
Total liabilities	35,785	41,184	35,785
Redeemable convertible preferred stock	74,183	—	—
Total stockholders' deficit	(69,941)	(1,157)	45,043

The pro forma as adjusted balance sheet data is illustrative only and will depend on the actual initial public offering price, the number of shares we sell in this offering and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders' equity by $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders' equity by $12.1 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Any increase or decrease in the assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease or increase the number of shares of our common stock into which the $16.0 million cash preference payment, and the approximately $8.4 million of accumulated and unpaid dividends ($8.9 million as of September 30, 2017), on our Series A Preferred Stock would be converted and, accordingly, the number of shares of our common stock to be outstanding following this offering. See "Related Party Transactions — Squadron — Conversion of Series A Preferred Stock Preference Payment and Dividends."

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future.

We incurred net losses in all fiscal years since inception. We incurred net losses of $9.5 million, $7.9 million and $6.6 million for the years ended December 31, 2014, 2015 and 2016, respectively, and $2.1 million and $2.6 million for the six months ended June 30, 2016 and 2017, respectively. Our net loss for the year ended December 31, 2016 included a one-time charge of $2.0 million for costs related to our planned initial public offering. As a result of ongoing losses, as of June 30, 2017, we had an accumulated deficit of $80.7 million. We expect to continue to incur significant product development, clinical and regulatory, sales and marketing and other expenses. In addition, our general and administrative expenses will increase following this offering due to the additional costs associated with being a public company. The net losses we incur may fluctuate significantly from quarter to quarter. We will need to generate significant additional revenue to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

We may be unable to generate sufficient revenue from the commercialization of our products to achieve and sustain profitability.

At present, we rely solely on the commercialization of our products to generate revenue, and we expect to generate substantially all of our revenue in the foreseeable future from sales of these products. In order to successfully commercialize our products, we will need to continue to expand our marketing efforts to develop new relationships and expand existing relationships with customers, to obtain regulatory clearances or approvals for our products in additional countries, to achieve and maintain compliance with all applicable regulatory requirements and to develop and commercialize our products with new features or for additional indications. If we fail to successfully commercialize our products, we may never receive a return on the substantial investments in product development, sales and marketing, regulatory compliance, manufacturing and quality assurance we have made, as well as further investments we intend to make, which may cause us to fail to generate revenue and gain economies of scale from such investments.

In addition, potential customers may decide not to purchase our products, or our customers may decide to cancel orders due to changes in treatment offerings, research and development plans, adverse clinical outcomes, difficulties in obtaining coverage or reimbursement for procedures using our products, difficulties obtaining approval from a hospital, complications with manufacturing or the utilization of technology developed by other parties, all of which are circumstances outside of our control.

In addition, demand for our products may not increase as quickly as we predict, and we may be unable to increase our revenue levels as we expect. Even if we succeed in increasing adoption of these systems by physicians, hospitals and other healthcare providers, maintaining and creating relationships with our existing and new customers and developing and commercializing new features or indications for these systems, we may be unable to generate sufficient revenue to achieve or sustain profitability.

We may need to raise additional capital to fund our existing commercial operations, develop and commercialize new products and expand our operations.

Based on our current business plan, we believe our current cash, borrowing capacity under our loan agreements, cash receipts from sales of our products and net proceeds from this offering will be sufficient to meet our anticipated cash requirements for at least the next 12 months. If our available cash balances, borrowing capacity, net proceeds from this offering and anticipated cash flow from operations are

- the number of products sold in the quarter;

- the unpredictability of sales of full sets of implants and instruments to our international distributors;

- the demand for, and pricing of, our products and the products of our competitors;

- the timing of or failure to obtain regulatory clearances or approvals for our products;

- the costs, benefits and timing of new product introductions;

- increased competition;

- the availability and cost of components and materials;

- the number of selling days in the quarter;

- fluctuation and foreign currency exchange rates; or

- impairment and other special charges.

Our loan and security agreement with Squadron Capital LLC contains covenants that may restrict our business and financing activities.

In April 2017, we entered into a third amended and restated loan and security agreement, or the Loan Agreement, with Squadron Capital LLC, or Squadron. Pursuant to the Loan Agreement, Squadron has provided us with two term loan credit facilities in an aggregate principal amount of $34.4 million ($18.4 million of which was made available pursuant to what we refer to as the Term Note A and up to $16.0 million of which was or will be made available pursuant to what we refer to as the Term Note B). Of the $16.0 million that was or will be made available pursuant to the Term Note B: $9.0 million is currently available; $6.0 million will be made available on January 1, 2018, subject to our achieving certain revenue goals for the year ended December 31, 2017; and $1.0 million is payable as a fee in three equal installments (the first installment was borrowed and paid at closing, and the second and third installments will, if an initial public offering is not completed prior to such time, become available and payable on the first and second anniversary thereof).

As of June 30, 2017, we had approximately $24.0 million in outstanding indebtedness under the Loan Agreement. The Loan Agreement restricts our ability to, among other things:

- dispose of or sell our assets;

- modify our organizational documents;

- merge with or acquire other entities or assets;

- incur additional indebtedness;

- create liens on our assets;

- pay dividends; and

- make investments.

We cannot assure you that we will meet the revenue goals necessary to access the additional $6.0 million of available borrowings under the Term Note B. In addition, the covenants in the Loan Agreement, as well as any future financing agreements into which we may enter, may restrict our ability to finance our operations and engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under the Loan Agreement. If not waived, future defaults could cause all of the outstanding indebtedness under the Loan Agreement to become immediately due and payable and terminate all commitments to extend further credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness — Loan Agreement."

between the underwriters and us. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock. In addition, the trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

- actual or anticipated fluctuations in our financial condition and operating results;

- actual or anticipated changes in our growth rate relative to our competitors;

- commercial success and market acceptance of our products;

- success of our competitors in developing or commercializing products;

- ability to commercialize or obtain regulatory approvals for our products, or delays in commercializing or obtaining regulatory approvals;

- strategic transactions undertaken by us;

- additions or departures of key personnel;

- product liability claims;

- prevailing economic conditions;

- disputes concerning our intellectual property or other proprietary rights;

- FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry;

- healthcare reform measures in the United States;

- sales of our common stock by our officers, directors or significant stockholders;

- future sales or issuances of equity or debt securities by us;

- business disruptions caused by earthquakes, fires or other natural disasters; and

- issuance of new or changed securities analysts' reports or recommendations regarding us.

In addition, the stock markets in general, and the markets for companies like ours in particular, have from time to time experienced extreme volatility that have has been often unrelated to the operating performance of the issuer. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may negatively impact the price or liquidity of our common stock, regardless of our operating performance.

We may be subject to securities litigation, which is expensive and could divert our management's attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns.

We are an "emerging growth company" and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. We may remain an emerging growth company until as late as December 31, 2022, though we may cease to be an emerging growth company earlier under certain circumstances, including (i) if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31, or (ii) if our gross revenue exceeds $1.07 billion in any fiscal year. "Emerging growth companies" may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors could find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Future sales of our common stock or securities convertible or exchangeable for our common stock may cause our stock price to decline.

If our existing stockholders or optionholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the price of our common stock could decline. The perception in the market that these sales may occur could also cause the price of our common stock to decline. Based on shares of common stock outstanding as of June 30, 2017, and assuming an initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, upon the completion of this offering, we will have outstanding a total of 12,044,435 shares of common stock. Of these shares, the 4,000,000 shares of common stock sold by us in this offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares of common stock, will be freely tradable without restriction, unless held by our affiliates, in the public market immediately following this offering.

After the lock-up agreements expire, approximately 8.0 million shares of common stock will be eligible for sale in the public market, subject in certain instances to volume limitations under Rule 144 under the Securities Act, with respect to shares held by directors, executive officers and other affiliates. The underwriters may, however, in their sole discretion, permit our directors, our executive officers and other stockholders and the holders of our outstanding options who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements. Sales of these shares, or perceptions that they will be sold, could cause the price of our common stock to decline.

In addition, based on the number of shares subject to outstanding awards under the 2007 Plan, as of June 30, 2017, and including the initial reserves under the 2017 Plan, 1,832,460 shares of common stock that are either subject to outstanding options, outstanding but subject to vesting or reserved for future issuance under the 2017 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. We also plan to file a registration statement permitting shares of common stock issued in the future pursuant to the 2017 Plan to be freely resold by plan participants in the public market, subject to the lock-up agreements, applicable vesting schedules and, for shares held by directors, executive officers and other affiliates, volume limitations under Rule 144 under the Securities Act. If the shares we may issue from time to time under the 2017 Plan are sold, or if it is perceived that they will be sold, by the award recipients in the public market, the price of our common stock could decline.

Approximately 5.4 million shares of common stock will be entitled to rights with respect to registration under the Securities Act, subject to the lock-up agreements described above. Such registration would result in these shares becoming fully tradable without restriction under the Securities Act when the applicable registration statement is declared effective. Sales of such shares could cause the price of our common stock to decline. See "Description of Capital Stock — Registration Rights" for additional information.

If there is no viable public market for our common stock, you may be unable to sell your shares at or above the initial public offering price.

Prior to this offering there has been no public market for shares of our common stock. Although we expect our common stock will be approved for listing on NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. You may be unable to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution of $9.38 per share, representing the difference between our assumed initial public offering price and our pro forma as adjusted net tangible book value per share. Based upon the assumed initial public offering price of $13.00 per share, purchasers of common stock in this offering will have contributed approximately 38.0% of the aggregate purchase price paid by all purchasers of our stock and will own approximately 33.2% of our common stock outstanding after this offering. To the extent outstanding stock options or warrants are exercised, new investors may incur further dilution. For information on how the foregoing amounts were calculated, see the section titled "Dilution."

Our operating results for a particular period may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to fluctuations. Our operating results will be affected by numerous factors, including: variations in the level of expenses related to our products or future development programs; level of underlying demand for our products; addition or termination of clinical trials; our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements; any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved; and regulatory developments affecting our products or our competitors.

If our operating results for a particular period fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe comparisons of our financial results from various reporting periods are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We will have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways which you do not agree or that may not yield a return.

We discuss our plan for the use of the net proceeds from this offering in the sections titled "Use of Proceeds" and "Business." However, within the scope of our plan, and in light of the various risks to our business that are set forth in this section, our management will have broad discretion over the use of a substantial portion of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, you may not agree with how we allocate or spend the proceeds from this offering. We may pursue commercialization and product development strategies, clinical trials, regulatory approvals or collaborations that do not result in an increase in the market value of our common stock and that may increase our losses. Our failure to allocate and spend the net proceeds from this offering effectively could harm our business, financial condition and results of operations. Until the net proceeds are used, they may be placed in investments that do not produce significant investment returns or that may lose value.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of June 30, 2017, after giving effect to the conversion of all outstanding shares of our Series A Preferred Stock and our Series B Preferred Stock, as well as the $16.0 million cash preference payment, and the approximately $8.4 million of accumulated and unpaid dividends, on our Series A Preferred Stock ($8.9 million as of September 30, 2017), each of which will occur immediately prior to the completion of this offering, and the issuance of common stock by us in this offering, our officers and directors, together with holders of 5% or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately 49.6% of our outstanding common stock. Accordingly, these stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could attempt to delay or prevent a change in control of the company, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or our assets and might affect the prevailing price of our common stock. The significant concentration of stock ownership may negatively impact the price of our common stock due to investors' perception that conflicts of interest may exist or arise. In addition, Squadron currently has the right to designate four members of our board of directors and will continue to have certain board representation rights following the completion of this offering. See "Certain Relationships and Related Person Transactions — Squadron — Stockholders Agreement."

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of the company, even if the acquisition would be beneficial to our stockholders, which could make it more difficult for you to change management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

- a classified board of directors so that not all directors are elected at one time;

- a prohibition on stockholder action through written consent;

- no cumulative voting in the election of directors;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director;

- a requirement that special meetings of stockholders be called only by the board of directors, the chairman of the board of directors, the chief executive officer or, in the absence of a chief executive officer, the president;

- an advance notice requirement for stockholder proposals and nominations;

- the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and

- a requirement of approval of not less than 66⅔% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our amended and restated certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns, or within the last three years has owned, 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of our company.

Provisions in our charter documents and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will become effective upon the completion of this offering provides that the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (v) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future; therefore, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We intend to use a portion of the net proceeds from this offering to pay the accumulated and unpaid dividends on our Series B Preferred Stock. See "Use of Proceeds." We have never declared or paid any cash dividends on our common stock and do not intend to do so in the foreseeable future. We currently intend to retain all available funds and any future earnings to finance the growth and development of our business. In addition, the Loan Agreement contains, and the terms of any future credit agreements we enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on the company. If no securities or industry analysts commence coverage of the company, the price for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price could decline. In

USE OF PROCEEDS

We estimate that our net proceeds from our sale of 4,000,000 shares of common stock in this offering will be $46.2 million, or $53.5 million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $3.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $12.1 million, assuming the assumed initial public offering price stays the same.

We currently intend to use the net proceeds from this offering as follows:

- approximately $5.9 million to pay accumulated and unpaid dividends on our Series B Preferred Stock (as of September 30, 2017);

- approximately $19.5 million to invest in implant and instrument sets for consignment to our customers;

- approximately $6.7 million to fund research and development activities;

- approximately $4.1 million to expand our sales and marketing programs; and

- the remainder for working capital and general corporate purposes.

We may also use a portion of the net proceeds from this offering to acquire or invest in complementary products, technologies or businesses, although we have no present agreements or commitments to do so.

We have approximately $5.9 million of accumulated and unpaid dividends on our Series B Preferred Stock (as of September 30, 2017), which we intend to pay out of the net proceeds from this offering. Shares of our Series B Preferred Stock are held by certain of our affiliates and, in connection with the payment of these dividends as described above, such affiliates will receive a portion of the net proceeds from this offering. See "Certain Relationships and Related Person Transactions."

The amounts and timing of our actual expenditures will depend on numerous factors, including the rate of adoption of our products, the expenses we incur in selling and marketing efforts, the scope of research and development efforts and other factors described under "Risk Factors" in this prospectus, as well as the amount of cash used in our operations. We therefore cannot estimate the amount of net proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We intend to use a portion of the net proceeds from this offering to pay the accumulated and unpaid dividends on our Series B Preferred Stock. See "Use of Proceeds." We have never declared or paid any cash dividends on our common stock and do not intend to do so in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. In addition, the Loan Agreement contains, and the terms of any future credit agreements we enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2017:

- on an actual basis;
- on a pro forma basis to give effect to: (i) a one-to-0.67 reverse stock split of our common stock; (ii) the conversion of all outstanding shares of our Series A Preferred Stock and our Series B Preferred Stock into 3,649,475 shares of our common stock; (iii) the conversion of the $16.0 million cash preference payment, and approximately $8.4 million of accumulated and unpaid dividends ($8.9 million as of September 30, 2017), on our Series A Preferred Stock into 1,913,353 shares of our common stock at a conversion price equal to an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus; and (iv) the accrual of approximately $5.4 million of accumulated and unpaid dividends on our Series B Preferred Stock ($5.9 million as of September 30, 2017); and
- on a pro forma as adjusted basis to give further effect to: (i) the sale of 4,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) our use of a portion of the net proceeds from this offering to pay approximately $5.4 million of accumulated and unpaid dividends on our Series B Preferred Stock ($5.9 million as of September 30, 2017).

You should read this information in conjunction with the information contained elsewhere in this prospectus, including "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto.

	As of June 30, 2017		
(in thousands, except share and per share information)	Actual	Pro Forma	Pro Forma As Adjusted
Cash	$ 2,306	$ 2,306	$ 43,107
Total debt	$ 25,541	$ 25,541	$ 25,541
Preferred stock, $0.00025 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Series A preferred stock, $0.00025 par value; 1,000,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	24,386	—	—
Series B preferred stock, $0.00025 par value; 6,000,000 shares authorized, 4,446,978 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	49,797	—	—
Stockholders' equity (deficit):			
Common stock; $0.00025 par value; 8,040,000 shares authorized, 2,481,607 shares issued and outstanding, actual; 50,000,000 shares authorized, 8,044,435 shares issued and outstanding, pro forma; 50,000,000 shares authorized, 12,044,435 shares issued and outstanding, pro forma as adjusted	1	1	1
Additional paid-in capital	10,671	79,455	125,655
Accumulated deficit	(80,685)	(80,685)	(80,685)
Accumulated other comprehensive income	72	72	72
Total stockholders' (deficit) equity	(69,941)	(1,157)	45,043
Total capitalization	$ 29,783	$ 24,384	$ 70,584

The pro forma as adjusted data is illustrative only, and our capitalization following this offering will depend on the actual initial public offering price, the number of shares we sell in this offering and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders equity and total capitalization by $3.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders equity and total capitalization by $12.1 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the assumed initial public offering price stays the same.

Any increase or decrease in the assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease or increase the number of shares of our common stock into which the $16.0 million cash preference payment, and the approximately $8.9 million of accumulated and unpaid dividends (as of September 30, 2017), on our Series A Preferred Stock would be converted and, accordingly, the number of shares of our common stock to be outstanding following this offering. See "Related Party Transactions — Squadron — Conversion of Series A Preferred Stock Preference Payment and Dividends."

The number of shares of our common stock outstanding shown in the foregoing table and calculations excludes:

- 243,369 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $23.95 per share;

- 44,101 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $27.01 per share; and

- 1,832,460 shares of our common stock issued or reserved for future issuance under the 2017 Plan, which includes (i) 42,813 shares of restricted stock that we intend to grant under the 2017 Plan in connection with this offering and (ii) 39,992 shares of common stock reserved for future issuance under the 2007 Plan that will be added to the shares reserved under the 2017 Plan upon its effectiveness.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of June 30, 2017, our net tangible book value was $2.8 million, or $1.11 per share, after giving effect to the one-to-0.67 reverse stock split of our common stock to be effected immediately prior to the completion of this offering. We calculate net tangible book value by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

As of June 30, 2017, our pro forma net tangible book value would have been $(2.6) million, or $(0.33) per share, after giving effect to the conversion of all outstanding shares of our Series A Preferred Stock and our Series B Preferred Stock into 3,649,475 shares of our common stock, the conversion of the $16.0 million cash preference payment, and the approximately $8.4 million of accumulated and unpaid dividends ($8.9 million as of September 30, 2017), on our Series A Preferred Stock into 1,913,353 shares of our common stock, at a conversion price equal to the assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, each of which will occur immediately prior to the completion of this offering.

As of June 30, 2017, our pro forma as adjusted net tangible book value would have been $43.6 million, or $3.62 per share, after giving effect to our sale of 4,000,000 shares in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and our use of a portion of the net proceeds from this offering to pay approximately $5.4 million of accumulated and unpaid dividends on our Series B Preferred Stock ($5.9 million as of September 30, 2017). This amount represents an immediate increase in net tangible book value of $3.95 per share to existing stockholders and an immediate dilution in net tangible book value of $9.38 per share to new investors purchasing shares in this offering at the initial public offering price. We determine dilution by subtracting pro forma as adjusted net tangible book value per share of common stock from the initial public price per share of common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$13.00
Net tangible book value per share as of June 30, 2017	$ 1.11	
Decrease in net tangible book value per share attributable to conversion of preferred stock	(1.44)	
Pro forma net tangible book value per share as of June 30, 2017	(0.33)	
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	3.95	
Pro forma as adjusted net tangible book value per share as of June 30, 2017		3.62
Dilution per share to new investors in this offering		$ 9.38

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $0.35, and dilution in pro forma net tangible book value per share to new investors by $0.65, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by $0.65 and decrease the dilution to investors participating in this offering by $0.65 per share, assuming that the assumed initial public offering price remains the same. Similarly, a decrease of 1.0 million in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $0.77 and increase the dilution to investors participating in this offering by $0.77 per share, assuming that the assumed initial public offering price remains the same.

If the underwriters exercise their option to purchase 600,000 additional shares of our common stock in full, the pro forma as adjusted net tangible book value after the offering would be $4.02 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $4.35 per share and the dilution per share to new investors would be $8.98 per share, in each case assuming an initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above, as of June 30, 2017, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering. As the table shows, new investors purchasing shares in this offering will pay a price per share substantially higher than the average price our existing stockholders paid. The table below gives effect to the sale of new shares of common stock in this offering at the initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

(in thousands, except share and per share information)	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders	8,044,435	66.8%	$ 84,854,000	62.0%	$10.55
Investors participating in this offering .	4,000,000	33.2	52,000,000	38.0	13.00
Total	12,044,435	100.0%	$136,854,000	100.0%	$11.36

If the underwriters exercise their option to purchase additional shares of our common stock in full, the percentage of shares of common stock held by existing stockholders will decrease to 63.6% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to 4,600,000, or 36.4%, of the total number of shares of our common stock outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $4.0 million, $4.0 million and $0.46, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease the total consideration paid by new investors by $13.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 5.0 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 7.0 percentage points, assuming no change in the assumed public offering price per share.

The foregoing tables and calculations exclude:

- 243,369 shares of common stock issuable upon the exercise of options under the 2007 Plan at a weighted average exercise price of $23.95 per share;

- 44,101 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $27.01 per share; and

- 1,832,460 shares of our common stock reserved for future issuance under the 2017 Plan, which includes (i) 42,813 shares of restricted stock that we intend to grant under the 2017 Plan in connection with this offering and (ii) 39,992 shares of common stock reserved for future grant or issuance under the 2007 Plan that will be added to the shares reserved under the 2017 Plan upon its effectiveness.

SELECTED CONSOLIDATED FINANCIAL DATA

This selected consolidated statement of operations data for each of the three years in the period ended December 31, 2016 and this selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. This selected consolidated statement of operations data for the six months ended June 30, 2016 and 2017 and this selected consolidated balance sheet data as of June 30, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. This selected consolidated financial data gives effect to the one-to-0.67 reverse stock split of our common stock to be effected immediately prior to the completion of this offering. Our historical results are not necessarily indicative of the results to be expected for any future period. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(in thousands, except share and per share information)	Year Ended December 31,			Six Months Ended June 30,	
	2014	2015	2016	2016	2017
Statement of operations data:					
Net revenue	$ 23,684	$ 31,004	$ 37,298	$ 17,745	$ 21,564
Cost of revenue	7,085	9,367	10,931	4,935	5,437
Gross profit	16,599	21,637	26,367	12,810	16,127
Operating expenses:					
Sales and marketing	12,185	15,033	16,661	8,106	9,491
General and administrative	9,875	11,407	11,631	5,959	6,795
Initial public offering costs	—	—	1,979	—	—
Research and development	1,683	1,789	2,223	1,096	1,355
Total operating expenses	23,743	28,229	32,494	15,161	17,641
Operating loss	(7,144)	(6,592)	(6,127)	(2,351)	(1,514)
Other expenses:					
Interest expense	2,549	1,230	1,476	657	1,095
Other expense (income)	67	31	(1,031)	(915)	(58)
Total other expenses	2,616	1,261	445	(258)	1,037
Net loss from continuing operations	(9,760)	(7,853)	(6,572)	(2,093)	(2,551)
(Gain) loss from discontinued operations	(211)	38	—	—	—
Net loss	$ (9,549)	$ (7,891)	$ (6,572)	$ (2,093)	$ (2,551)
Net loss attributable to common stockholders	$ (12,804)	$ (12,688)	$ (12,448)	$ (4,754)	$ (5,431)
Weighted average shares – basic and diluted	1,744,295	1,744,356	1,744,356	1,744,356	1,745,390
Net loss per share attributable to common stockholders[1]:					
Basic and diluted	$ (7.34)	$ (7.27)	$ (7.14)	$ (2.73)	$ (3.11)
Pro forma net loss per share (unaudited)[1]:					
Basic and diluted			$ (0.88)		$ (0.33)

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(1) See note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per share. The effect of discontinued operations on loss per share has been excluded as it is not material.

June 30, 2017, our warehouse inventory increased using $3.6 million in cash as we assembled additional sets for deployment. We had a net loss of $2.1 million for the six months ended June 30, 2016, as compared to a net loss of $2.6 million for the six months ended June 30, 2017, which partially offset the use of cash in such periods.

Cash Used in Investing Activities

Net cash used in investing activities was $3.3 million, $1.7 million and $4.8 million for the years ended December 31, 2014, 2015 and 2016, respectively. Net cash used in investing activities consisted primarily of purchases of instrument sets, which were consigned in the United States, of $3.1 million, $2.2 million and $4.3 million for the years ended December 31, 2014, 2015 and 2016, respectively. In 2014 and 2015, these amounts were partially offset by cash collected for assets held for sale related to our discontinued business operations. In 2016, we purchased an additional $0.4 million in new product licenses.

Net cash used in investing activities was $1.8 million and $3.1 million for the six months ended June 30, 2016 and 2017, respectively. Net cash used in investing activities consisted primarily of purchases of instrument sets, which were consigned in the United States, of $1.8 million and $2.8 million for the six months ended June 30, 2016 and 2017, respectively. In 2017, we purchased an additional $0.3 million in new product licenses.

Cash Provided By (Used In) Financing Activities

Net cash provided by (used in) financing activities was $19.7 million, $(0.1) million and $3.6 million for the years ended December 31, 2014, 2015 and 2016, respectively. Net cash used in financing activities during 2015 consisted primarily of mortgage payments. Net cash provided by financing activities during 2014 consisted primarily of proceeds from the issuance of preferred stock of $16.9 million and proceeds from the issuance of debt of $4.0 million, which was partially offset by payments on promissory notes and convertible term notes of $1.1 million. Net cash provided by financing activities during 2016 consisted primarily of proceeds of $4.5 million from the issuance of debt to an affiliate, offset by the payment of $0.8 million of deferred costs related to our planned initial public offering and $0.1 million in mortgage payments.

Net cash provided by financing activities was $1.4 million and $8.0 million for the six months ended June 30, 2016 and 2017, respectively. Net cash used in financing activities consisted primarily of mortgage payments in both periods, as well as payments of deferred offering costs during the six months ended June 30, 2016. Additionally, in 2017, $8.0 million of debt was borrowed from Squadron.

Indebtedness

Loan Agreement

In April 2017, we entered into a third amended and restated loan agreement, or the Loan Agreement, with Squadron. Pursuant to the Loan Agreement, Squadron has provided us with term loan credit facilities in an aggregate principal amount of approximately $34.4 million ($18.4 million of which was made available pursuant to the Term Note A and up to $16.0 million of which was or will be made available pursuant to the Term Note B). Of the $16.0 million that was or will be made available pursuant to the Term Note B: $9.0 million is currently available; $6.0 million will be made available on January 1, 2018, subject to our achieving certain revenue goals for the year ended December 31, 2017; and $1.0 million is payable as a fee in three equal installments (the first installment was borrowed and paid at closing, and the second and third installments will, if an initial public offering is not completed prior to such time, become available and payable on the first and second anniversary thereof).

The largest principal amount outstanding under the Term Note A and the Term Note B at any time since April 2017 was $18.4 million and $7.5 million, respectively. As of June 30, 2017, we had approximately $24.0 million in outstanding indebtedness under the Loan Agreement. Borrowings under the Loan Agreement are secured by substantially all of our assets and are unconditionally guaranteed by each of our subsidiaries.

There are no financial covenants associated with the Loan Agreement. However, there are negative covenants that prohibit us from, among other things, transferring any of our material assets, merging with or acquiring another entity, entering into a transaction that would result in a change of control, incurring additional indebtedness, creating any lien on our property, making investments in third parties and redeeming stock or paying dividends, in each case subject to certain exceptions as further detailed in the Loan Agreement.

The Loan Agreement includes events of default, the occurrence and continuation of any of which provides Squadron with the right to exercise remedies against us and the collateral securing the loans, including cash. These events of default include, among other things, the failure to pay amounts due under the credit facilities, insolvency, the occurrence of a material adverse event, which includes a material adverse change in our business, operations or properties (financial or otherwise) or a material impairment of the prospect of repayment of any portion of the obligations, the occurrence of any default under certain other indebtedness and a final judgment against us in an amount greater than $250,000. The occurrence of a material adverse change could result in the acceleration of payment of the debt.

We are obligated to make monthly interest-only payments on the term loan facilities until the earlier of: (i) a transaction pursuant to which any person acquires (a) shares of our capital stock possessing the voting power to elect a majority of our board of directors or (b) all or substantially all of our assets on a consolidated basis; or (ii) May 31, 2019, subject to an automatic extension to May 31, 2020 if we meet certain revenue goals, at which point the term loan credit facilities, plus all accrued, unpaid interest thereon, will become due.

The Term Note A and the Term Note B bear interest at an annual rate of 10% and 11%, respectively. Following the maturity of the term loan credit facilities, or the earlier occurrence and continuation of an event of default, such borrowings will bear interest at an annual rate of 18%. We may prepay the term loan facility in whole or in part without premium or penalty upon ten days' prior written notice to Squadron.

Mortgage Note

In August 2013, pursuant to the purchase of our office and warehouse space, we entered into a mortgage note payable to Tawani Enterprises Inc., the owner of which is a member of Squadron's Managing Committee. Pursuant to the terms of the mortgage note, we pay Tawani Enterprises Inc. monthly principal and interest installments of $15,543, with interest compounded at 5% until maturity in August 2028, at which time a final payment of remaining principal and interest will become due. The mortgage is secured by the related real estate and building. The mortgage balance was $1.7 million, $1.6 million and $1.6 million as of December 31, 2015 and 2016 and June 30, 2017, respectively.

Pediatric Orthopedic Business Seasonality

Our revenue is typically higher in the summer months and holiday periods, driven by higher sales of our trauma and deformity and complex spine products, which is influenced by the higher incidence of pediatric surgeries during these periods due to recovery time provided by breaks in the school year. Additionally, our complex spine patients tend to have additional health challenges that make scheduling their procedures variable in nature.

Critical Accounting Policies and Significant Judgments and Estimates

This management's discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. We monitor and analyze these items for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of valuation allowance to offset any deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Currently, we have recorded a full valuation allowance against the deferred tax assets, as we have incurred losses to date.

Stock-based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the stock options on the date of the grant using the Black-Scholes option pricing model. The grant date fair value of such options is expensed on a straight-line basis over the period during which the employee grantee is required to provide service in exchange for the award, which is generally the vesting period. No stock options were granted during the years ended December 31, 2014, 2015 and 2016 or the six months ended June 30, 2016 and 2017 and compensation costs related to previously granted stock options during such periods were immaterial.

We recognize compensation costs related to restricted stock granted to employees based on the estimated fair value of the awards on the date of the grant, net of estimated forfeitures, amortized over the restriction period.

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our restricted stock and stock option awards were estimated on each grant date by management and approved by the board of directors. In order to determine the fair value of our common stock underlying such grants, we consider multiple inputs to value our common stock, including the value of equity, enterprise value and key price points in our capital structure. Given the absence of a public trading market for our common stock, we exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including the preferences and dividends of our redeemable convertible preferred stock relative to those of our common stock; our operating results and financial conditions, including our level of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions and the lack of marketability of our common stock.

In valuing our common stock, we used the market approach, which is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. In using the market approach, we have considered both the guideline public company method and the precedent transaction method. We allocated the enterprise value across our classes of capital stock to determine the fair value of our common stock at each valuation date. After the equity value was allocated to the share classes, we applied a discount for lack of marketability to our common shares because we were valuing a minority interest in our company as a closely held, non-public company with no liquid market for its shares. We also considered the various rights and privileges of our redeemable convertible preferred stock relative to our common stock, including anti-dilution protection, cumulative dividend rights, protective provisions in our certificate of incorporation and rights to participate in future rounds of financing.

For stock-based awards granted after the completion of this offering, our board of directors intends to determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

We recorded total stock-based compensation expenses of $0.7 million, $1.2 million, $1.2 million, $0.7 million and $0.7 million for the years ended December 31, 2014, 2015 and 2016 and the six months ended June 30, 2016 and 2017, respectively. We expect to continue to grant restricted stock and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expenses in future periods will likely increase.

The intrinsic value of all outstanding options and warrants as of June 30, 2017 was $0.02 million, based on an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

Outside of the United States, our sales organization consisted of 31 independent stocking distributors in 35 countries, including the largest markets in the European Union, Latin America and the Middle East, as well as South Africa, Australia and Japan. We believe our distributors are well regarded by pediatric orthopedic surgeons in their respective markets. To support our international distribution organization, we have hired a number of regional market managers, whose product and clinical expertise deepens our relationships with both surgeons and our distributors. In the near term, we expect to selectively expand the number of international markets we serve, as well as to deepen our penetration of important existing markets such as Brazil and Japan. In April 2017, we began to supplement our use of independent distributors with direct sales programs in the United Kingdom, Ireland, Australia and New Zealand. In these markets, we work through sales agencies that are paid a commission. We consign sets to hospitals, ship replacement products, bill and collect receivables. These new arrangements are expected to generate an increase in revenue and gross margin. We plan to continue to make similar transitions in select international markets that we believe would benefit from a sales agency model.

We have developed intensive training programs for our global sales organization. We expect our sales agencies and distributors to continue to deepen their knowledge of pediatric clinical conditions, surgical procedures and our products, thus increasing their effectiveness. Our domestic and international sales representatives are usually present in the operating room during surgeries in which our products are used. We believe the clinical expertise of our global sales organization and their presence both in and out of the operating room will enable them to increase pediatric orthopedic surgeons' confidence in using our products, deepen their relationships with existing customers and lead to the acquisition of new customers.

Global Pediatric Orthopedic Surgeon Involvement, Education and Training

We are dedicated to the cause of improving the lives of children with orthopedic conditions. We want pediatric orthopedic surgeons throughout the world to view us as their partner in advancing their field. Therefore, we utilize surgeon input when developing products and clinical education programs. These efforts are aided by our CMO, a highly respected former pediatric orthopedic surgeon, and the Surgeon Advisory Board he chairs. Our entire organization, including our senior executive team and sales representatives, maintains an extensive network of contacts with pediatric orthopedic surgeons. These relationships help us understand clinical needs, respond quickly to customer ideas and support new developments in the field of pediatric orthopedics.

We are committed to advancing pediatric orthopedic care by supporting clinical education. We support local, regional and national educational courses, intensive hands-on training programs and product-based workshops that enable surgeons to practice surgical procedures using our products. In 2016, we conducted more than 200 training workshops focused on fellows and surgeons early in their careers. We are also a major sponsor of CME courses in pediatric spine and pediatric orthopedics. In 2016 and 2017, we sponsored the second and third Annual Pediatric Spine Symposium, respectively, each of which was held in Orlando, Florida, and we prepared the first and second Annual Orthopedics Surgical Techniques Lab, respectively, each of which was held at The Medical Education and Research Institute in Memphis, Tennessee. We also sponsor the annual Akron Pediatric Orthopedic Residents Review Course for over 100 residents from hospitals across the Midwest. We have a growing commitment to the clinical research performed by surgeons. This commitment ranges from providing our products for clinical outcome studies to providing advanced research grants.

Cumulatively, we are the largest financial contributor to the five primary pediatric orthopedic surgical societies that conduct pediatric clinical education and research: the Pediatric Orthopedic Society of North America, the International Pediatric Orthopedic Symposium, the European Pediatric Orthopedic Society, the American Academy for Cerebral Palsy and Developmental Medicine and the Pediatric Research in Sports Medicine Society. Additionally, we are a sponsor of the two major spine deformity organizations, the Scoliosis Research Society and the International Meeting on Advanced Spine Techniques. We are also the founding and leading sponsor of the Pediatric Research in Sports Medicine Society. Our support of these organizations demonstrates our commitment to the clinical training and research these organizations sponsor. We believe this support enhances our reputation as the category leader in pediatric orthopedics.

device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA's 510(k) clearance process usually takes from nine to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is "not substantially equivalent" to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the "de novo" process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo classification or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer's determination. Many minor modifications today are accomplished by a manufacturer documenting the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for every change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

The FDA is currently considering proposals to reform its 510(k) marketing clearance process, and such proposals could include increased requirements for clinical data and a longer review period. Specifically, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the 510(k) program, and in July 2014, published a new guidance document governing the review process for the clearance of medical devices. Specifically, the FDA has adopted new practices related to the acceptance of 510(k) applications which could place a higher standard on data and evidence provided to the FDA and a reduced ability to definitionally (i.e. same intended use, same technological characteristics) consider other devices as potential predicates. The FDA intends these reform actions to improve the efficiency and transparency of the 510(k) clearance process, as well as bolster patient safety. In addition, as part of FDASIA, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several "Medical Device Regulatory Improvements" and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

- establishment registration and device listing with the FDA;

- QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

- labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling; FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

96

amended on August 21, 2017 to add, among other things, a claim of patent infringement regarding U.S. Patent No. 9,655,664. These patents relate to certain instruments used in our RESPONSE spine systems, which represent a portion of our total complex spine portfolio. We have denied these claims and responded with counterclaims seeking declaratory relief that the patents in question are both invalid and not infringed. The Court has ordered mediation, which is currently scheduled to take place in late October 2017. While we believe that the suit is without merit and will vigorously defend the claims asserted against us, intellectual property litigation can involve complex factual and legal questions, and an adverse resolution of this proceeding could have a material adverse effect on our business, operating results and financial condition. See "Risk Factors — Risks Related to Intellectual Property — Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or impact our stock price."

We are not presently a party to any other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

accounting controls in violation of the Exchange Act and contributed to Symmetry's violation thereof. Pursuant to such order, Mr. Hite agreed to: (i) cease and desist from committing or causing any violation or future violations of Sections 13(b)(2)(B) and 13(b)(5) of the Exchange Act and Section 304(a) of the Sarbanes-Oxley Act; (ii) pay a civil monetary penalty; and (iii) reimburse Symmetry for incentive compensation received during the statutory time period established by Sarbanes-Oxley. There was no allegation that Mr. Hite knew of or participated in any of the wrongdoing at the U.K. subsidiary, and the board of Symmetry maintained its support for Mr. Hite, who continued to serve as the Senior Vice President and Chief Financial Officer of Symmetry until the December 2014 sale of the majority of Symmetry to a private equity firm.

Board Composition and Election of Directors

Board Composition

Following the completion of this offering, the size of our board of directors will be 11 members. However, one board seat is currently vacant and will remain vacant at the time we complete this offering. The holders of our Series B Preferred Stock and shares of common stock issued upon the conversion thereof are entitled to fill this seat, as described below. Immediately prior to the completion of this offering, we expect to enter into a stockholders agreement, or the Stockholders Agreement, with Squadron, which will provide that Squadron is entitled to fill this seat following the completion of this offering. See "Certain Relationships and Related Person Transactions — Squadron — Stockholders Agreement."

Four of our directors serve pursuant to the board composition provisions of our amended and restated certificate of designations, preferences and rights of preferred stock, or the Preferred Stock Terms. The Preferred Stock Terms provide holders of our Series A Preferred Stock and shares of our common stock issued upon the conversion thereof with the right, exclusively and as a separate class, to elect two members of our board of directors, which are currently Mr. Pelizzon and Mr. Ruf, and provide holders of our Series B Preferred Stock and shares of our common stock issued upon the conversion thereof with the right, exclusively and as a separate class, to elect two members of our board of directors, which are currently Ms. Infante and one vacant seat. The Preferred Stock Terms will terminate concurrently with the conversion of all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock into shares of our common stock immediately prior to the completion of this offering. Immediately prior to the completion of this offering, we expect to enter into the Stockholders Agreement, which will provide Squadron with certain board representation rights following the completion of this offering. See "Certain Relationships and Related Person Transactions — Squadron — Stockholders Agreement."

Director Independence

Our board of directors currently consists of ten members. Our board of directors has determined that Mr. Berry, Mr. Burns, Mr. Hughes, Ms. Infante, Mr. Schlotterback and Mr. Unger are independent directors in accordance with the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation that will go into effect immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to

Board Committees and Independence

Our board of directors has established three standing committees — audit, compensation and corporate governance — each of which operates under a charter that has been approved by our board of directors.

Audit Committee

The audit committee's main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee's responsibilities include, among other things: appointing our independent registered public accounting firm; evaluating the qualifications, independence and performance of our independent registered public accounting firm; approving the audit and non-audit services to be performed by our independent registered public accounting firm; reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies; discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements; reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy; reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations; preparing the report that the SEC requires in our annual proxy statement; reviewing and approving any related person transactions and reviewing and monitoring compliance with our code of business conduct and ethics; and reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

Mr. Hughes, Mr. Ruf, and Mr. Unger will serve as members of our audit committee after the completion of this offering. Mr. Hughes will serve as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that each of Mr. Hughes and Mr. Ruf is an "audit committee financial expert" as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Our board of directors has determined that each of Mr. Hughes and Mr. Unger is independent under the applicable rules and regulations of NASDAQ and meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Mr. Ruf, who is not independent under the applicable rules and regulations of NASDAQ and does not meet the independence requirements contemplated by Rule 10A-3 under the Exchange Act, will serve on our audit committee for a period of up to one year following the completion of this offering in accordance with the phase-in provisions of such rules, regulations and requirements. <u>We have determined that the fact that our audit committee is not entirely comprised of independent directors does not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of the SEC and NASDAQ.</u> Upon the listing of our common stock on NASDAQ, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee

The compensation committee reviews and approves policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves the issuance of stock options and other awards under our equity incentive plan. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

Mr. Berry, Mr. Pelizzon and Mr. Schlotterback will serve as members of our compensation committee after the completion of this offering. Mr. Schlotterback will serve as the chairperson of the committee. Our board has determined that each of Mr. Berry and Mr. Schlotterback is independent under the

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our "named executive officers." Our named executive officers and their positions for the year ended December 31, 2016 were as follows:

- Mark C. Throdahl, President and Chief Executive Officer;

- Fred L. Hite, Chief Financial Officer;

- David R. Bailey, Executive Vice President; and

- Gregory A. Odle, Executive Vice President.

This section may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in connection with or following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. All numbers with respect to share figures and exercise prices in this section give effect to the one-to-0.67 reverse stock split of our common stock to be effected immediately prior to the completion of this offering.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2015 and 2016.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total ($)
Mark C. Throdahl	2016	300,000	94,500	133,050	15,158[3]	542,708
President and Chief Executive Officer	2015	257,500	402,499	90,769	24,485	775,253
Fred L. Hite[4]	2016	300,000	210,000	133,050	—	643,050
Chief Financial Officer	2015	229,167	255,834	80,781	—	565,782
David R. Bailey	2016	250,000	94,500	110,875	—	455,375
Executive Vice President	2015	216,300	368,826	76,246	—	661,372
Gregory A. Odle	2016	250,000	94,500	110,875	—	455,375
Executive Vice President	2015	216,300	360,859	76,246	—	653,405

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(1) Amounts reflect the full grant-date fair value of restricted stock awards granted during 2016 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all restricted stock awards made to our named executive officers in Note 9 to our consolidated financial statements included elsewhere in this prospectus. There can be no assurance that unvested awards will vest (and, absent vesting, no value will be realized by the executive for the award).

(2) Amounts reflect bonuses paid with respect to 2016 services and the achievement of 88.68% of the performance criteria under our 2016 bonus plan.

(3) Amount reflects lodging expenses and travel expenses, which totaled $19,525 in 2015 and $15,158 in 2016, incurred in connection with Mr. Throdahl's travel between our headquarters in Warsaw, Indiana and his primary residence in St. Louis, Missouri, as well as membership to the Union League Club in Chicago, Illinois.

(4) Mr. Hite joined our company in February 2015. The salary reported for the year ended December 31, 2015 reflects the pro rata portion of Mr. Hite's annual salary of $250,000 earned during 2015.

Narrative Disclosure to Summary Compensation Table

2016 Salaries

The named executive officers receive a base salary pursuant to their employment agreements to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities.

The 2016 base salaries actually paid to our named executive officers are disclosed in the Summary Compensation Table above. For 2016, Mr. Throdahl, Mr. Hite, Mr. Bailey and Mr. Odle each received merit salary increases of 3%. The following table sets forth 2017 base salaries for each of our named executive officers.

Named Executive Officer	2017 Annual Base Salary
Mark C. Throdahl	$309,000
Fred L. Hite	$309,000
David R. Bailey	$257,500
Gregory A. Odle	$257,500

We expect that, following the completion of this offering, base salaries for the named executive officers will be reviewed periodically by the compensation committee, with adjustments expected to be made generally in accordance with the considerations described above and to maintain base salaries at competitive levels.

2016 Bonus Plan

Each of our named executive officers participated in our 2016 bonus plan pursuant to which each was eligible to receive a bonus based equally on our achievement of specified sales, EBITDA, cash flow and company objectives, as established by the compensation committee. For 2016, target bonuses were equal to 50% of each executive's annual base salary paid in 2016.

The actual annual cash bonuses paid for performance in 2016 are set forth in the Summary Compensation Table above in the column titled "Non-Equity Incentive Plan Compensation" and reflect achievement of 88.68% of the annual performance goals. We expect target bonus levels for our named executive officers to remain at 50% of base salary under our 2017 bonus plan.

Equity Compensation

We currently maintain the Amended and Restated 2007 Equity Incentive Plan, or the 2007 Plan, in order to provide additional incentives for our employees, directors, advisors and consultants and to enable us to obtain and retain the services of these individuals, which is essential to our long term success.

Certain of our named executive officers currently hold stock options and restricted stock in accordance with the 2007 Plan. Stock options typically vest upon grant. Restricted stock typically vests and the restrictions lapse upon the earlier of: (i) six months following an initial public offering; (ii) six years following the grant date or (iii) upon a change in control transaction (as defined in the 2007 Plan). The following table sets forth the restricted stock granted to our named executive officers in 2016.

Named Executive Officer	2016 Restricted Stock
Mark C. Throdahl	6,030
Fred L. Hite	13,400
David R. Bailey	6,030
Gregory A. Odle	6,030

In connection with this offering, we intend to adopt the 2017 Incentive Award Plan, or the 2017 Plan, in order to facilitate the grant of cash and equity incentives to our directors, employees (including our named executive officers) and consultants and certain of our affiliates and to enable us and certain of our affiliates to obtain and retain services of these individuals. Upon the effectiveness of the 2017 Plan, we will not make any further grants under the 2007 Plan. We expect that the 2017 Plan will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on NASDAQ. For additional information about the 2017 Plan, see "— Equity Incentive Plans" below.

In connection with this offering, we intend to grant 42,813 shares of restricted stock under the 2017 Plan to certain of our executive officers and employees. These grants are expected to vest upon the 181st day following the date upon which our common stock is listed (or approved for listing) on NASDAQ, subject to continued service.

Other Elements of Compensation

Retirement Plans.   We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees.

Health/Welfare Plans.   All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

- medical, dental and vision benefits;
- short-term and long-term disability insurance; and
- life insurance.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers' personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

Outstanding Equity Awards as of 2016 Fiscal Year-End

The table below summarizes the aggregate stock option and restricted stock awards held by our named executive officers as of December 31, 2016. As described above in "— Equity Compensation," stock options typically vest upon grant.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Unvested Restricted Shares at Fiscal Year End (#)[2]	Market Value of Unvested Restricted Shares at Fiscal Year End ($)[3]
Mark C. Throdahl	1/29/2016	—	—	—	—	6,030	78,390
	1/29/2015	—	—	—	—	52,705	685,165
	1/28/2014	—	—	—	—	1,731	22,503
	1/28/2014	—	—	—	—	2,680	34,840
	1/15/2014	—	—	—	—	67	871
	12/31/2013	—	—	—	—	12,010	156,130
	9/10/2013	402	—	30.97	9/10/2023	—	—
	6/30/2013	—	—	—	—	12,010	156,130
	1/15/2013	—	—	—	—	3,350	43,550
	12/31/2012	—	—	—	—	12,010	156,130
	8/23/2012	402	—	30.97	8/23/2022	—	—
	6/30/2012	—	—	—	—	12,010	156,130
	12/31/2011	—	—	—	—	12,010	156,130
	8/3/2011	402	—	30.97	8/3/2021	—	—
	7/25/2011	—	—	—	—	36,031	468,403
	9/2/2010	670	—	30.97	9/2/2020	—	—

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Unvested Restricted Shares at Fiscal Year End (#)[2]	Market Value of Unvested Restricted Shares at Fiscal Year End ($)[3]
Fred L. Hite	1/29/2016	—	—	—	—	13,400	174,200
	2/13/2015	—	—	—	—	33,500	435,500
David R. Bailey	1/29/2016	—	—	—	—	6,030	78,390
	1/29/2015	—	—	—	—	48,296	627,848
	11/1/2014	—	—	—	—	5,583	72,579
	5/1/2014	—	—	—	—	5,583	72,579
	1/28/2014	—	—	—	—	1,455	18,915
	1/28/2014	—	—	—	—	2,010	26,130
	1/15/2014	—	—	—	—	67	871
	11/1/2013	—	—	—	—	5,583	72,579
	9/10/2013	402	—	30.97	9/10/2023	—	—
	5/1/2013	—	—	—	—	5,583	72,579
	1/15/2013	—	—	—	—	670	8,710
	11/1/2012	—	—	—	—	5,583	72,579
	8/23/2012	402	—	30.97	8/23/2022	—	—
	5/1/2012	—	—	—	—	5,584	72,592
	8/3/2011	402	—	30.97	8/3/2021	—	—
	9/2/2010	402	—	30.97	9/2/2020	—	—
	7/23/2010	4,824	—	30.97	7/23/2020	—	—
	7/9/2009	536	—	27.61	7/9/2019	—	—
	7/15/2007	15,115	—	9.33	7/15/2017	—	—
Gregory A. Odle	1/29/2016	—	—	—	—	6,030	78,390
	1/29/2015	—	—	—	—	47,252	614,276
	11/1/2014	—	—	—	—	5,583	72,579
	5/1/2014	—	—	—	—	5,583	72,579
	1/28/2014	—	—	—	—	1,455	18,915
	1/28/2014	—	—	—	—	2,010	26,130
	1/15/2014	—	—	—	—	67	871
	11/1/2013	—	—	—	—	5,583	72,579
	9/10/2013	402	—	30.97	9/10/2023	—	—
	5/1/2013	—	—	—	—	5,583	72,579
	1/15/2013	—	—	—	—	670	8,710
	11/1/2012	—	—	—	—	5,583	72,579
	8/23/2012	402	—	30.97	8/23/2022	—	—
	5/1/2012	—	—	—	—	5,584	72,592
	8/3/2011	402	—	30.97	8/3/2021	—	—
	9/2/2010	402	—	30.97	9/2/2020	—	—
	7/23/2010	8,040	—	30.97	7/23/2020	—	—
	7/9/2009	536	—	27.61	7/9/2019	—	—
	9/11/2007	47,275	—	9.33	9/11/2017	—	—

(1) All stock options reflected were granted under the 2007 Plan and are fully vested.

(2) All restricted stock awards vest and the restrictions lapse upon the earlier of: (i) six months following an initial public offering; (ii) six years following the grant date or (iii) upon a change in control transaction (as defined in the 2007 Plan).

(3) The market value for our restricted stock is based on an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

Employment Agreements

On July 31, 2014 (or in the case of Mr. Hite, February 1, 2015), we entered into substantially similar employment agreements with each of our named executive officers. The employment agreements provide for (i) a base salary; (ii) participation in our annual bonus plan and (iii) employee benefits and fringe benefits generally made available to all of our employees. The employment agreements initially expired on July 31, 2017 (or in the case of Mr. Hite, February 1, 2017), but were renewed for an additional one-year term thereafter as neither party provided notice of their intent not to renew within 30 days prior to the end of the term. The employment agreements also provide for the reimbursement of all reasonable business expenses incurred by a named executive officer on our behalf.

The employment agreements contain customary confidentiality, invention assignment and non-competition covenants. The non-competition covenant restricts our named executive officers during their respective employment term and for a period of one-year thereafter from soliciting our customers or employees and from competing with us anywhere where we or the named executive officer conducted business during the 12-month period immediately preceding such executive's termination.

Subject to continued compliance with the restrictive covenants and execution and non-revocation of a general release of claims in favor of us, the employment agreements also provide for certain severance payments and benefits if the executive's employment is terminated by us without "cause" or by the executive for "good reason" (each, as defined in the applicable agreement). In any such event, each executive is entitled to receive:

- 12 months of the executive's annual base salary then in effect, payable in 12 substantially equal monthly installments;

- a lump-sum payment in the amount equal to any unpaid bonus that was earned by the executive in any fiscal year ending prior to his termination;

- a lump-sum payment equal to the pro-rated value of any bonus earned upon the satisfaction of pre-established performance objectives, payable in the year following the year in which the services were performed when such bonuses are normally paid to employees; and

- up to 12 months of company-subsidized healthcare continuation coverage for the executive and his dependents.

Equity Incentive Plans

2007 Equity Incentive Plan

The 2007 Plan was originally adopted by our board of directors and approved by our stockholders in November 2007. The 2007 Plan was subsequently amended in March 2008 and amended and restated in December 2012 and again in April 2014 and provides for the grant of stock options and restricted stock to our employees, directors, advisors and consultants or our qualifying subsidiaries, and such amendment and restatement was approved by our stockholders in December 2012. As of June 30, 2017, options to purchase 243,369 shares of common stock remained outstanding under the 2007 Plan.

The 2007 Plan will be terminated on, and we will not make any further awards under the 2007 Plan following, the date the 2017 Plan becomes effective. However, any outstanding awards granted under the 2007 Plan will remain outstanding, subject to the terms of our 2007 Plan and award agreements, until such outstanding awards vest and are exercised (as applicable) or until they terminate or expire by their terms. The material terms of the 2007 Plan are summarized below.

Authorized Shares.   A maximum of 1,061,950 shares of our capital stock, whether common stock or preferred stock, were originally reserved for issuance under the 2007 Plan. If an award under the plan expires, terminates, is forfeited or is surrendered for cancellation, any shares subject to such award may, to the extent of such expiration, termination, forfeiture or cancellation, be used again for new grants under the 2007 Plan; provided, that upon the effectiveness of the 2017 Plan, no further grants will be made under the 2017 Plan.

Plan Administration.   Our compensation committee currently administers the 2007 Plan and the awards granted thereunder. The plan administrator may select participants, grant awards, determine terms and conditions of such awards, interpret the terms of the 2007 Plan and any award agreements and adopt rules and procedures for the administration, interpretation and operation of the 2007 Plan.

Awards.   The 2007 Plan provides for the discretionary grant of nonqualified stock options and restricted stock to our employees, directors, advisors and consultants.

- *Stock Options.*   Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years. Vesting conditions are determined by the plan administrator.

- *Restricted Stock.*   Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met. Conditions applicable to restricted stock may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Corporate Transactions.   The 2007 Plan provides that in the event of our dissolution, any restrictions on shares of restricted stock will lapse and each outstanding option will become exercisable in full before terminating. In the event of a merger, consolidation, share exchange or similar statutory transaction (i) each participant holding an option shall be entitled to receive in lieu of shares, the same stock, property or other consideration, calculated on a per share basis, as holders of shares were entitled to receive in connection with the transaction, such consideration the "transaction consideration," and (ii) each share of restricted stock shall be converted into or exchanged for the transaction consideration, which shall be subject to the same restrictions to which the restricted stock was subject (unless the plan administrator accelerates the lapse of such restrictions). In connection with a "change of control" (as defined in the 2007 Plan), the plan administrator, in its sole discretion, may accelerate the vesting and expiration of any option or the lapse of restrictions on any restricted stock.

Assignment and Transfers.   Except as provided in the 2007 Plan or as expressly authorized by the plan administrator, a participant may not transfer awards under the 2007 Plan other than by will, the laws of descent and distribution or pursuant to a qualified domestic relations order.

Plan Amendment and Termination.   The 2007 Plan shall continue in effect for a term of ten years from the date of adoption. Notwithstanding the foregoing, our board of directors may at any time terminate, amend or modify the 2007 Plan, provided, however, no termination, amendment or modification shall affect any award without the consent of the participant or relevant transferee. The 2007 Plan will be terminated on the date the 2017 Plan becomes effective. In connection with the one-for-0.67 reverse stock split of our common stock, the terms of certain awards granted under the 2007 Plan will be equitably adjusted in accordance with the provisions thereof.

2017 Incentive Award Plan

Prior to the completion of this offering, we expect to adopt a new incentive award plan, the 2017 Plan, the material terms of which are summarized below.

Limitation on Awards and Shares Available.   The aggregate number of shares of our common stock available for issuance pursuant to awards granted under the 2017 Plan is 1,832,460. Shares granted under the 2017 Plan may consist of authorized but unissued shares or shares purchased in the open market. If an award under the 2017 Plan is forfeited, expires, is converted to shares of another person in connection with certain corporate transactions or is settled for cash (including shares of restricted stock that are repurchased by us during the restricted period applicable to such shares at the same price paid by the holder), any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2017 Plan. The following shares will not be added back to the shares available for grant under the 2017 Plan:

- shares tendered by a holder or withheld by us in payment of the exercise price of an option granted under the 2017 Plan;

- shares tendered by the holder or withheld by us to satisfy any tax withholding obligation with respect to an award granted under the 2017 Plan;

- shares subject to a stock appreciation right, or SAR, granted under the 2017 Plan that are not issued in connection with the stock settlement of the SAR on exercise thereof; and

- shares that we purchase on the open market with the cash proceeds received from the exercise of options granted under the 2017 Plan.

Awards granted under the 2017 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2017 Plan; provided, that awards using such authorized shares will not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and will only be made to individuals who were not employed by or providing services to us or our subsidiaries immediately prior to such transaction. The maximum number of shares of our common stock that may be subject to one or more awards granted pursuant to the 2017 Plan to any one participant during any calendar year will be 1,000,000, and the maximum amount that may be paid under a cash award pursuant to the 2017 Plan to any one participant during any calendar year period will be $5.0 million. In addition, the sum of the grant date fair value of equity-based awards and the amount of any cash-based awards granted to any non-employee director during any calendar year will not exceed $300,000.

Administration. The 2017 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers, subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. We refer to our board of directors or such committee, in such capacity, as the plan administrator. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with and adopt rules for the administration of the 2017 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2017 Plan, including any vesting and vesting acceleration conditions, repurchase provisions, forfeiture provisions, form of payment and any performance criteria.

Eligibility. Awards other than incentive stock options, or ISOs, may be granted to any of our or our subsidiaries' officers, employees, consultants or directors. Only officers and employees of us or our subsidiary corporations may be granted ISOs under Section 422 of the Code.

Awards. The 2017 Plan provides that the plan administrator may grant or issue options, including ISOs, non-qualified stock options, or NSOs, SARs, restricted stock, restricted stock units, or RSUs, dividend equivalents and other stock- and cash-based awards to eligible participants. Awards other than cash awards will generally be settled in shares of our common stock, but the plan administrator may provide for the cash settlement of any award. Each award will be evidenced by an award agreement, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms, post-termination exercise limitations and, in the case of options, will be designated as either an ISO or NSO. A brief description of each award type follows.

- *Stock Options.* Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. The 2017 Plan provides for the grant of ISOs under the federal tax laws or NSOs. ISOs may be granted only to employees, while NSOs may be granted to employees, directors or consultants. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). The exercise price of options will be determined by the plan administrator; provided, that the exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance goals and/or other conditions.

- *Stock Appreciation Rights.* SARs entitle their holder, upon the exercise thereof, to receive from us an amount equal to the difference between the fair market value of the shares subject to the SAR on the exercise date and the exercise price of the SAR. Each SAR will be governed by a SAR agreement and may be granted separately or in connection with stock options or other awards. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance goals and/or other conditions.

- *Restricted Stock and Restricted Stock Units.* Restricted stock is an award of nontransferable shares of our common stock that remains forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Vesting conditions applicable to restricted stock and RSUs may be based on continued service, performance goals and/or other conditions. Holders of restricted stock, unlike recipients of other equity awards, will have both voting rights and the right to receive dividends, if any, prior to the time when the restrictions lapse, subject to the prohibition on paying dividends with respect to unvested awards described below.

- *Dividend Equivalents.* Dividend equivalents represent the right to receive the equivalent value of the dividends, if any, per share paid by us on shares of our common stock, and may be granted separately or in connection with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between the date an award is granted (or such other dates as may be determined by the plan administrator) and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. No dividend equivalents will be payable with respect to stock options or SARs.

- *Other Stock or Cash-Based Awards.* Subject to the provisions of the 2017 Plan, the plan administrator shall determine the terms and conditions of each other stock- or cash-based award, including the term of the award, any exercise or purchase price, performance goals, transfer restrictions, vesting conditions and other terms and conditions. Other stock- or cash-based awards may be paid in cash, shares of our common stock or a combination thereof, as determined by the plan administrator, and may be available as a form of payment in the settlement of other awards granted under the 2017 Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement and/or as payment in lieu of compensation to which an individual is otherwise entitled.

Performance-Based Compensation. The plan administrator will determine whether awards granted under the 2017 Plan are intended to constitute qualified performance-based compensation, or QPBC, within the meaning of Section 162(m) of the Code, in which case the performance criteria applicable to the award will be selected from the list below in accordance with the requirements of Section 162(m) of the Code. These performance criteria may also be used with respect to awards that are not intended to constitute QPBC. Section 162(m) of the Code generally imposes a $1 million cap on the compensation deduction that a public company may take in respect of compensation paid to its "covered employees" (which include its chief executive officer and its next three most highly compensated employees other than its chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. In addition, we may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2017 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xix) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xx) implementation or completion of critical projects; (xxi) market share; and (xxii) economic value; any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or to results of a peer group or to market performance indicators or indices. The 2017 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Dividends and Dividend Equivalent Payments on Unvested Performance-Based Awards. No dividends or dividend equivalents with respect to an unvested award, or portion thereof, with performance-based vesting will be paid until the applicable performance-based vesting conditions are subsequently satisfied and the award vests, and any dividends or dividend equivalents with respect to the portion of an award that does not vest shall be forfeited.

Transferability of Awards. Awards are transferable only by will, the laws of descent and distribution and, to the extent authorized by the plan administrator, to certain permitted transferees, including members of the participant's immediate family. The participant may also designate one or more beneficiaries in the event of death on a designated form provided by the plan administrator.

Changes in Capitalization; Corporate Transactions. In the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions, the plan administrator has broad discretion to take action under the 2017 Plan, as well as make adjustments to the terms and conditions of existing and future awards, in order to prevent the dilution or enlargement of intended benefits and to facilitate such transactions or events, including providing for the cash-out, assumption, substitution, accelerated vesting or termination of awards. In addition, in the event of certain non-reciprocal transactions with our stockholders, known as "equity restructurings," the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards.

Change in Control. In the event of a change in control of our Company (as defined in the 2017 Plan), all outstanding equity awards will become fully vested and, as applicable, exercisable, and all forfeiture, repurchase and other restrictions on such awards will lapse immediately prior to such change in control.

Foreign Participants, Claw-Back Provisions and Participant Payments. The plan administrator may modify award terms, establish sub-plans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any clawback policy that we may implement the extent set forth in such policy and/or the applicable award agreement. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2017 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a "market sell order" or such other consideration as it deems suitable.

Amendment; Termination. Our board of directors may amend, suspend or terminate the 2017 Plan at any time, provided that, subject to certain exceptions set forth therein, no amendment, suspension or termination will, without the consent of the holder, materially adversely affect any rights or obligations under any award previously granted, unless the award itself otherwise expressly so provides. In addition, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2017 Plan, increases the award or director limits under the 2017 Plan, "reprices" any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the per share price of the option or SAR exceeds the fair market value of the underlying shares. Furthermore, except in connection with certain corporate transactions, stockholder approval is required to amend the terms of outstanding stock options or SARs to reduce the per share exercise price or to cancel outstanding stock options or SARs in exchange for cash, other awards or stock options or SARs with a per share exercise price that is less than the per share exercise price of the original stock options or SARs.

Director Compensation

In 2016, we granted restricted stock awards to each of our non-employee directors. Restricted stock typically vests and the restrictions lapse upon the earlier of: (i) six months following an initial public offering; (ii) six years following the grant date or (iii) upon a change in control.

Our non-employee directors did not receive any cash compensation for their services in 2016. Each member of our board of directors is entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee of our board of directors on which he or she serves.

The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2016. Mr. Throdahl and Mr. Hite, each of whom is a named executive officer, do not receive additional compensation for their service as a director, and therefore are not included in the table below.

Name	Stock Awards ($)[1]	Total ($)
Terry D. Schlotterback	6,300	6,300
Bernie B. Berry, III	6,300	6,300
Bryan W. Hughes	6,300	6,300
Marie C. Infante	6,300	6,300
Alan Kozlowski[2]	6,300	6,300
Oscar Moralez[2]	6,300	6,300
Peter J. Munson[2]	6,300	6,300
David R. Pelizzon[3]	6,300	6,300
Kevin L. Unger	6,300	6,300

---

(1) Amounts reflect the full grant-date fair value of stock awards granted to our non-employee directors during 2016 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of these awards in Note 9 to our consolidated financial statements included elsewhere in this prospectus. There can be no assurance that unvested awards will vest (and, absent vesting, no value will be realized by the director for the award). As of December 31, 2016: Mr. Schlotterback held 5,305 shares of restricted stock; Mr. Berry held 2,010 shares of restricted stock, warrants to purchase 3,623 shares of common stock and options to purchase 2,680 shares of common stock; Mr. Hughes held 804 shares of restricted stock and options to purchase 670 shares of common stock; Ms. Infante held 402 shares of restricted stock; Mr. Kozlowski held 402 shares of restricted stock; Mr. Moralez held 2,010 shares of restricted stock, warrants to purchase 4,575

shares of common stock and options to purchase 2,680 shares of common stock; Mr. Munson held 804 shares of restricted stock and options to purchase 670 shares of common stock; Mr. Pelizzon held no stock awards; and Mr. Unger held 804 shares of restricted stock and options to purchase 670 shares of common stock. All such stock awards were vested and exercisable as of that date.

(2)   Mr. Moralez and Mr. Munson resigned from our board of directors in March 2017 and November 2016, respectively. On April 20, 2017, Mr. Burns and Mr. Ruf were appointed by our board of directors to fill these vacancies. Mr. Kozlowski resigned from our board of directors in August 2017. His board seat is currently vacant and will remain vacant at the time we complete this offering. See "Management — Board Composition and Election of Directors — Board Composition."

(3)   Stock awards payable to Mr. Pelizzon for his service on our board of directors are paid directly to Squadron.

In connection with this offering, we intend to adopt and ask our stockholders to approve the initial terms of a non-employee director compensation policy that consists of a combination of annual retainer fees and long-term equity based compensation. The terms of the non-employee director compensation policy are summarized below.

Each non-employee director will receive a cash retainer for his or her services in an amount equal to $3,000 per meeting. In addition, each non-employee director who serves as the chairperson of our board of directors or of our audit committee, compensation committee or corporate governance committee will receive an additional cash fee of $3,000 per year. Non-employee directors serving as of the date of an annual meeting of our stockholders will also receive a grant of 1,400 shares of restricted stock on the date of such meeting, vesting over three years, subject to continued service through the applicable vesting date.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions since January 1, 2014 to which we have been a participant in which the amount involved, exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under "Executive and Director Compensation."

Squadron

Conversion of Series A Preferred Stock Preference Payment and Dividends

Concurrently with the conversion of all outstanding shares of our Series A Preferred Stock and our Series B Preferred Stock into 3,649,475 shares of our common stock, Squadron is entitled to a $16.0 million cash preference payment and approximately $8.9 million of accumulated and unpaid dividends on our Series A Preferred Stock (as of September 30, 2017), each of which it has agreed to convert into additional shares of our common stock at a conversion price equal to the initial public offering price. As illustrated by the following table, an increase or decrease in the assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease or increase the number of shares of our common stock into which the preference payment and accumulated dividends would be converted and, accordingly, the number of shares of common stock to be outstanding following the completion this offering.

Assumed Initial Public Offering Price	Shares of Common Stock Received by Squadron Upon Conversion	Shares of Common Stock Outstanding Following the Completion of this Offering
$11.00 per share	5.72 million	13.12 million
$12.00 per share	5.53 million	12.54 million
$13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.	5.37 million	12.04 million
$14.00 per share	5.23 million	11.62 million
$15.00 per share	5.11 million	11.26 million

Loan Agreement

In April 2017, we entered into a third amended and restated loan agreement, or the Loan Agreement, with Squadron. Pursuant to the Loan Agreement, Squadron has provided us with term loan credit facilities in an aggregate principal amount of approximately $34.4 million ($18.4 million of which was made available pursuant to the Term Note A and up to $16.0 million of which was or will be made available pursuant to the Term Note B. Of the $16.0 million that was or will be made available pursuant to the Term Note B: $9.0 million is currently available; $6.0 million will be made available on January 1, 2018, subject to our achieving certain revenue goals for the year ended December 31, 2017; and $1.0 million is payable as a fee in three equal installments (the first installment was borrowed and paid at closing, and the second and third installments will, if an initial public offering is not completed prior to such time, become available and payable on the first and second anniversary thereof).

The largest principal amount outstanding under the Term Note A and the Term Note B at any time since April 2017 was $18.4 million and $7.5 million, respectively. As of June 30, 2017, we had approximately $24.0 million in outstanding indebtedness under the Loan Agreement. Borrowings under the Loan Agreement are secured by substantially all of our assets and are unconditionally guaranteed by each of our subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness — Loan Agreement."

Stockholders Agreement

Pursuant to our amended and restated certificate of designations, preferences and rights of preferred stock, or the Preferred Stock Terms, holders of our Series A Preferred Stock and shares of our common stock issued upon the conversion thereof have the right, exclusively and as a separate class, to elect two members of our board of directors, and provide holders of our Series B Preferred Stock and shares of our common stock issued upon the conversion thereof with the right, exclusively and as a separate class, to elect two members of our board of directors, as described in "Management — Board Composition and Election of Directors — Board Composition."

We expect to amend the Preferred Stock Terms prior to the completion of this offering and for the Preferred Stock Terms to terminate concurrently with the conversion of all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock, as well as the $16.0 million cash preference payment, and the approximately $8.9 million of accumulated and unpaid dividends (as of September 30, 2017), on our Series A Preferred Stock, into shares of our common stock immediately prior to the completion of this offering. Immediately prior to the completion of this offering, we expect to enter into the Stockholders Agreement, which will require us to nominate a number of individuals designated by Squadron for election to our board of directors such that the number of Squadron-designated directors serving on our board of directors is equal to:

- four, when Squadron beneficially owns 35% or more of the voting power of all outstanding shares of our capital stock entitled to vote in the election of our directors;

- three, when Squadron beneficially owns 20% or more, but less than 35%, of the voting power of all outstanding shares of our capital stock entitled to vote in the election of our directors; and

- two, when Squadron beneficially owns 10% or more, but less than 20%, of the voting power of all outstanding shares of our capital stock entitled to vote in the election of our directors.

In the case of any vacancy on our board of directors created by the death, resignation, retirement, disqualification or removal of a Squadron-designated director, the Stockholders Agreement will require us to nominate an individual designated by Squadron for election to fill such vacancy.

The Stockholders Agreement will remain in effect until Squadron beneficially owns less than 10% of the voting power of all shares of our capital stock entitled to vote in the election of our directors, unless we and Squadron agree that it terminate at an earlier date.

Upon the completion of this offering, Squadron will own approximately 44.6% of our outstanding common stock, assuming an initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and we will be required to nominate four individuals designated by Squadron for election to our board of directors.

As disclosed under "Use of Proceeds," we intend to use a portion of the net proceeds from this offering to pay the accumulated and unpaid dividends on our Series B Preferred Stock, which will result in payments of approximately $5.5 million to Squadron, $15,100 to Mr. Throdahl and $8,000 to Mr. Berry.

Supply Relationships

In the past, we used each of FMI Hansa Medical Products, LLC, or FMI, and Structure Medical, LLC, or Structure Medical, as suppliers for components of our products. In 2017, FMI merged with and into Structure Medical. Structure Medical is owned by Squadron, and Mr. Pelizzon, one of our directors, is the President of Squadron and member of its Managing Commitee. We continue to use Structure Medical as a supplier for components of our products.

For the years ended December 31, 2014, 2015 and 2016 and the six months ended June 30, 2016 and 2017, we made payments to FMI totaling $1.4 million, $320,000, $546,000, $227,000 and $608,000, respectively. For the years ended December 31, 2014, 2015 and 2016 and the six months ended June 30, 2016 and 2017, we made payments to Structure Medical totaling $2.2 million, $880,000, $1.2 million, $329,000 and $497,000, respectively.

Real Estate Mortgage

In connection with the purchase of our office and warehouse space in Warsaw, Indiana in August 2013, we entered into a mortgage note payable to Tawani Enterprises Inc., the owner of which is a member of Squadron's Managing Committee. Pursuant to the terms of the mortgage note, we pay Tawani Enterprises Inc. monthly principal and interest installments of $15,543, with interest compounded at 5% until maturity in August 2028, at which time a final payment of principal and interest is due. The mortgage is secured by the related real estate and building. The mortgage balance was $1.8 million, $1.7 million, $1.6 million and $1.6 million as of December 31, 2014, 2015 and 2016 and June 30, 2017, respectively.

Registration Rights Agreement

On May 30, 2014, we entered into a registration rights agreement with Squadron, or the Registration Rights Agreement, which provides certain rights relating to the registration under the Securities Act of the shares of common stock issuable to Squadron upon the conversion of its Class A Preferred Stock and Class B Preferred Stock. These registration rights terminate when the securities subject to such rights have been sold pursuant to an effective registration under the Securities Act or pursuant to Rule 144 under the Securities Act. Concurrently with the completion of this offering, we will enter into an amendment to the Registration Rights Agreement, which will provide similar rights for the shares of our common stock issued in connection with the conversion of the $16.0 million cash preference payment, and the approximately $8.9 million of accumulated and unpaid dividends (as of September 30, 2017), on our Series A Preferred Stock into shares of our common stock. These rights are subject to the 180-day lock-up agreements described in the "Shares Eligible for Future Sale — Lock-Up Agreements" section of this prospectus. See "Description of Capital Stock — Registration Rights" for additional information.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the DGCL. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see "Management — Limitations of Liability and Indemnification Matters."

Other Transactions

Mr. Gerritzen is Of Counsel at Bingham Greenbaum Doll LLP, which serves as our legal counsel in connection with various matters. For the years ended December 31, 2014, 2015 and 2016 and the six months ended June 30, 2016 and 2017, we paid Bingham Greenbaum Doll LLP $332,000, $173,000, $225,000, $88,000 and $34,000, respectively, in legal fees. Mr. Gerritzen does not have a direct interest in the payment of such fees, but has an indirect interest as an employee of the law firm. Mr. Gerritzen spends substantially all of his time working for our company.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 200,000 shares of common stock, or 5% of the shares offered by this prospectus, for our employees, directors and other persons associated with us. The participants in the directed share program will be subject to the 180-day lock-up restriction described in the "Underwriting" section of this prospectus, with respect to the directed shares sold to them. The number of shares of common stock available for sale to the general public in the offering will be reduced by the number of shares sold pursuant to the directed share program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. The directed share program will be arranged through Piper Jaffray & Co.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock. The following information is based upon 8,044,435 shares of common stock outstanding as of June 30, 2017 (after giving effect to the conversion of all outstanding shares of our Series A Preferred Stock and our Series B Preferred Stock into 3,649,475 shares of our common stock, the conversion of the $16.0 million cash preference payment, and the approximately $8.9 million of accumulated and unpaid dividends (as of September 30, 2017), on our Series A Preferred Stock into 1,913,353 shares of our common stock, assuming an initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, each of which will occur immediately prior to the completion of this offering) and 12,044,435 shares of common stock outstanding following this offering by:

- each person known by us to beneficially own more than 5% of our common stock;
- each of our named executive officers;
- each of our directors; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined under the SEC rules and regulations and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe each stockholder identified in the table possesses sole voting and investment power over all shares of equity securities shown as beneficially owned by the stockholder. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table below excludes any shares of our common stock that may be purchased in this offering pursuant to the directed share program. See "Underwriting." Except as otherwise indicated, the address of each beneficial owner listed below is c/o OrthoPediatrics Corp., 2850 Frontier Drive, Warsaw, IN 46582.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering	Percentage of Common Stock Beneficially Owned	
		Prior to Offering	After Offering
5% or Greater Stockholders:			
Squadron Capital LLC[1]	5,370,526	66.8%	44.6%
Named Executive Officers and Directors:			
Mark C. Throdahl[2]	190,165	2.4%	1.6%
Fred L. Hite[3]	67,000	*	*
David R. Bailey[4]	160,917	2.0%	1.3%
Stephen F. Burns	—	—	—
Gregory A. Odle[5]	168,074	2.1%	1.4%
Terry Schlotterback[6]	20,723	*	*
Bernie B. Berry, III[7]	44,566	*	*
Bryan W. Hughes[8]	1,474	*	*
Marie C. Infante	402	*	*
David R. Pelizzon[9]	5,370,526	66.8%	44.6%
Harold Ruf	—	—	—
Kevin L. Unger[10]	1,474	*	*
All executive officers and directors as a group (15 persons)[11]	6,060,071	73.9%	49.6%

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* Represents beneficial ownership of less than 1% of our outstanding common stock.

(1) Includes 670,000 shares of common stock issuable upon the conversion of our Series A Preferred Stock, 1,913,353 shares of common stock issuable upon the conversion of the $16.0 million cash

preference payment, and the approximately $8.9 million of accumulated and unpaid dividends (as of September 30, 2017), on our Series A Preferred Stock, assuming an initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this Prospectus, 2,785,833 shares of common stock issuable upon the conversion of our Series B Preferred Stock and 1,340 shares of common stock which Squadron has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of June 30, 2017. Squadron is managed by a Managing Committee, the members of which are Mr. Pelizzon, Jennifer N. Pritzker, Harry B. Rosenberg and Charles Edward Dobrusin. Squadron is wholly owned by Squadron Capital Holdings LLC, which is owned by (1) JNP Parachute Mirror Trust L — Harry B. Rosenberg and Charles Edward Dobrusin, Trustees, (2) F.L.P. Trust #15M2 — Harry B. Rosenberg and Charles Edward Dobrusin, Trustees, (3) JNP 2010 - P.G. Trust — Harry B. Rosenberg and Charles Edward Dobrusin, Trustees, and (4) F.L.P. #15 M2 Parachute Trust — Harry B. Rosenberg and Charles Edward Dobrusin, Trustees. Squadron's address is 18 Hartford Ave., PO Box 223, Granby, CT 06035.

(2) Includes 7,640 shares of common stock issuable upon the conversion of our Series B Preferred Stock and 1,876 shares of common stock which Mr. Throdahl has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of June 30, 2017.

(3) Includes 10,050 shares of restricted stock to be granted to Mr. Hite in connection with this offering.

(4) Includes 22,083 shares of common stock which Mr. Bailey has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of June 30, 2017, 804 shares of common stock held by Mr. Bailey in an individual retirement account and 3,685 shares of restricted stock to be granted to Mr. Bailey in connection with this offering.

(5) Includes 57,459 shares of common stock which Mr. Odle has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of June 30, 2017, 3,216 shares of common stock held jointly by Mr. Odle and his spouse and 11,725 shares of restricted stock to be granted to Mr. Odle in connection with this offering.

(6) Includes 8,171 shares of common stock which Mr. Schlotterback has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of June 30, 2017.

(7) Includes 4,020 shares of common stock issuable upon the conversion of our Series B Preferred Stock and 6,303 shares of common stock which Mr. Berry has the right to acquire pursuant to outstanding warrants and stock options which are or will be immediately exercisable within 60 days of June 30, 2017.

(8) Includes 670 shares of common stock which Mr. Hughes has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of June 30, 2017.

(9) Consists of 5,369,186 shares of common stock owned by Squadron and 1,340 shares of common stock which Squadron has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of June 30, 2017 (see footnote 1). Mr. Pelizzon is the President of Squadron and a member of its Managing Committee. Mr. Pelizzon disclaims beneficial ownership of the shares and shares underlying options held by Squadron, except to the extent of his pecuniary interests therein.

(10) Includes 670 shares of common stock which Mr. Unger has the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of June 30, 2017.

(11) Includes shares of common stock issuable upon the exercise of outstanding warrants and stock options which are or will be immediately exercisable within 60 days of June 30, 2017, as set forth in previous footnotes. Also includes 19,183 shares of common stock and 9,525 shares of common stock which Dr. Armstrong and Mr. Gerritzen, respectively, have the right to acquire pursuant to outstanding stock options which are or will be immediately exercisable within 60 days of June 30, 2017, 682 shares of common stock held jointly by Dr. Armstrong and his spouse and 5,360 shares of restricted stock to be granted to Mr. Gerritzen in connection with this offering.

DESCRIPTION OF CAPITAL STOCK

General

Following the completion of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.00025 per share, and 5,000,000 shares of preferred stock, par value $0.00025 per share. The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, our outstanding warrants and the DGCL. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and warrants, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which the prospectus is a part, as well as the relevant provisions of the DGCL.

Common Stock

As of June 30, 2017 (after giving effect to the one-to-0.67 reverse stock split of our common stock to be effected immediately prior to the completion of this offering), we had 2,481,607 shares of common stock outstanding, which were owned by 376 stockholders.

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future

Preferred Stock

The Preferred Stock Terms provide holders of our Series A Preferred Stock and shares of our common stock issued upon the conversion thereof with the right, exclusively and as a separate class, to elect two members of our board of directors, and provide holders of our Series B Preferred Stock and shares of our common stock issued upon the conversion thereof with the right, exclusively and as a separate class, to elect two members of our board of directors. Pursuant to the Preferred Stock Terms, shares of our Series A Preferred Stock and Series B Preferred Stock accrue dividends at the rate of eight percent per annum of their original issue price, compounded quarterly. The Preferred Stock Terms provide holders with customary redemption and optional conversion rights and provide for mandatory conversion into shares of our common stock upon certain events, including a qualified initial public offering. Upon a conversion or redemption, all accrued, unpaid dividends are payable. We expect to amend the Preferred Stock Terms prior to the completion of this offering and for the Preferred Stock Terms to terminate concurrently with the conversion of all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock, as well as the $16.0 million cash preference payment, and the approximately $8.9 million of accumulated and unpaid dividends (as of September 30, 2017), on our Series A Preferred Stock, into shares of our common stock immediately prior to the completion of this offering. Immediately prior to the completion of this offering, we expect to enter into the Stockholders Agreement, which will provide Squadron with certain board representation rights following the completion of this offering. See "Certain Relationships and Related Transactions — Squadron — Stockholders Agreement."

Upon completion of this offering, all of our previously outstanding shares of Series A Preferred Stock and Series B Preferred Stock will have been converted into common stock. Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of June 30, 2017, options to purchase 243,369 shares of our common stock at a weighted-average exercise price of $23.95 were outstanding under the 2007 Plan, all of which were vested and exercisable as of that date.

Warrants

As of June 30, 2017, warrants to purchase 44,101 shares of our common stock at a weighted-average exercise price of $27.01 per share were outstanding. These warrants will expire between September 2018 and December 2020.

Dividends

The DGCL permits a corporation to declare and pay dividends out of "surplus" or, if there is no "surplus," out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. "Surplus" is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

We intend to use a portion of the net proceeds from this offering to pay the accumulated and unpaid dividends on our Series B Preferred Stock. See "Use of Proceeds." We have never declared or paid any cash dividends on our common stock and do not intend to do so in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. In addition, the Loan Agreement contains, and the terms of any future credit agreements we enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock.

Annual Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Registration Rights

Pursuant to the Registration Rights Agreement, as amended, Squadron (together with any Permitted Transferee, as defined in the Registration Rights Agreement) will be entitled to the following rights with respect to the registration under the Securities Act of the shares of our common stock issuable to Squadron upon the conversion of its Class A Preferred Stock and Class B Preferred Stock, as well as the shares of our common stock issued in connection with the conversion of the $16.0 million cash preference payment, and the approximately $8.9 million of accumulated and unpaid dividends (as of September 30, 2017), on our Series A Preferred Stock, immediately prior to the completion of this offering. The registration of shares of common stock as a result of the following rights being exercised would enable Squadron to trade such shares without restriction under the Securities Act when the applicable registration statement is declared effective. These rights are subject to the 180-day lock-up agreements described in the "Shares Eligible for Future Sale — Lock-Up Agreements" section of this prospectus.

Demand Registration Rights

At any time after the effective date of the registration statement of which this prospectus forms a part, if Squadron requests in writing that we file a registration statement on Form S-1, then we may be required to register its shares. Under the terms of the amended Registration Rights Agreement, we will be obligated to effect at most three registrations in response to these demand registration rights. If Squadron intends to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, Squadron will be entitled to notice of the registration and to include its shares of registrable securities in the registration. If our proposed registration involves an underwriting, we, in consultation with the managing underwriter of such offering, will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If at any time after we become eligible under the Securities Act to register our shares on Form S-3, if Squadron requests in writing that we register its shares for public resale on Form S-3, we will be required to effect such registration, subject to specified exceptions, conditions and limitations, including that the shares to be registered have an anticipated net aggregate offering price of at least $5 million.

Expenses

Ordinarily, other than stock transfer taxes and all discounts, commissions or other amounts payable to underwriters or brokers, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all qualification fees, printers' and accounting fees, fees and disbursements of our counsel, blue sky fees and expenses and the reasonable fees and disbursements of a counsel for the selling holders of registrable securities.

Termination of Registration Rights

The registration rights terminate when the securities subject to such rights have been sold pursuant to an effective registration under the Securities Act or pursuant to Rule 144 under the Securities Act.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see "Management — Board Composition and Election of Directors." This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock. We cannot predict what effect, if any, future sales of shares of common stock, or the availability for future sales of shares of common stock will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the completion of this offering, we will have 12,044,435 shares of common stock outstanding. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction, except for (i) shares which may be held or acquired by our "affiliates" (as defined in Rule 144 under the Securities Act, or Rule 144), which will be subject to the volume limitations and other restrictions of Rule 144 described below, and (ii) shares acquired by our directors, officers and existing shareholders under the directed share program. The approximately 6.2 million shares of common stock held by Squadron and certain of our directors, officers and employees after this offering, based on the number of shares outstanding as of June 30, 2017, will be "restricted" securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144.

The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.

Lock-Up Agreements

We and each of our directors, executive officers and substantially all of our equity holders have agreed that we and they will not, subject to limited exceptions that are described in more detail in the section in this prospectus entitled "Underwriting," during the period ending 180 days after the date of this prospectus:

- offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exchangeable or exercisable for, shares of our common stock;

- enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our securities, whether settled by delivery of shares of our common stock or such other securities, in cash or otherwise;

- make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock; or

- publicly disclose the intention to do any of the foregoing.

Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the restricted period.

Upon the expiration of the lock-up period, all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

- 1% of the number of shares of our common stock then outstanding, which will equal approximately 119,000 shares immediately after this offering; or

- the average weekly trading volume in our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and NASDAQ concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Based on the number of shares of our Series A Preferred Stock and Series B Preferred Stock held by Squadron as of June 30, 2017, and assuming the conversion of all such shares of Series A Preferred Stock and Series B Preferred Stock into 3,455,833 shares of our common stock, the conversion of the $16.0 million cash preference payment, and the approximately $8.9 million of accumulated and unpaid dividends (as of September 30, 2017), on our Series A Preferred Stock into 1,913,353 shares of our common stock, each of which will occur immediately prior to the completion of this offering, 5,369,186 shares of common stock will be entitled to various rights with respect to registration under the Securities Act upon the completion of this offering. Such registration would result in these shares becoming fully tradable without restriction under the Securities Act when the applicable registration statement is declared effective. These rights are subject to the 180-day lock-up agreements described in "— Lock-Up Agreements." See "Description of Capital Stock — Registration Rights" for additional information.

UNDERWRITING

Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Underwriters	Number of Shares
Piper Jaffray & Co.	
Stifel, Nicolaus & Company, Incorporated	
William Blair & Company, L.L.C.	
BTIG, LLC	
Total.	4,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

At our request, the underwriters have reserved for sale at the initial public offering price up to 200,000 shares of common stock, or 5% of the shares offered by this prospectus, for our employees, directors and other persons associated with us. The participants in the directed share program will be subject to the 180-day lock-up restriction described in "— No Sales of Similar Securities" below with respect to the directed shares sold to them. The number of shares of common stock available for sale to the general public in the offering will be reduced by the number of shares sold pursuant to the directed share program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares. The directed share program will be arranged through Piper Jaffray & Co.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

Discounts and Commissions

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public Offering Price	$	$	$
Underwriter Discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discount and commissions, are approximately $ million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $ as set forth in the underwriting agreement.

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares, described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the table above bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other stockholders, optionholders and warrantholders have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable or exercisable for, or that represent the right to receive shares of our common stock, for 180 days after the date of the prospectus used to sell our common stock without first obtaining the written consent of Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

- offer, pledge, announce the intention to sell, sell or contract to sell any shares of our common stock;

- sell any option or contract to purchase any shares of our common stock;

- purchase any option or contract to sell any shares of our common stock;

- grant any option, right or warrant to purchase any shares of our common stock;

- make any short sale or otherwise transfer or dispose of any shares of our common stock;

- enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise;

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statement of Comprehensive Loss	F-5
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Deficit	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8

The accompanying consolidated financial statements give effect to a one-for-0.67 reverse split of the outstanding common stock of OrthoPediatrics Corp. that will be effected immediately prior to the completion of the offering. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon the effective date of the reverse split of the Company's outstanding common stock as described in Note 17 to the consolidated financial statements and assuming that from December 31, 2016 to the dates of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosure therein.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
October 2, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

OrthoPediatrics Corp.
Warsaw, Indiana

We have audited the accompanying consolidated balance sheets of OrthoPediatrics Corp. and subsidiary (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OrthoPediatrics Corp. and subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Indianapolis, Indiana
August 10, 2017

(October ___, 2017 as to the effect of the reverse stock split discussed in Note 17)

ORTHOPEDIATRICS CORP.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share information)

	As of December 31, 2015	As of December 31, 2016	June 30, 2017 (unaudited)	Pro Forma as of June 30, 2017 (unaudited)
ASSETS				
Current assets:				
Cash	$ 3,878	$ 1,609	$ 2,306	$ 2,306
Accounts receivable – trade, less allowance for doubtful accounts of $120, $152, $150 and $150, respectively	3,818	4,098	6,526	6,526
Inventories, net	11,708	13,962	18,147	18,147
Inventories held by international distributors, net	2,842	924	820	820
Prepaid expenses and other current assets	222	233	960	960
Total current assets	22,468	20,826	28,759	28,759
Property and equipment, net	7,336	8,592	9,785	9,785
Other assets:				
Amortizable intangible assets, net	627	998	1,223	1,223
Other intangible assets	260	260	260	260
Total other assets	887	1,258	1,483	1,483
Total assets	$ 30,691	$ 30,676	$ 40,027	$ 40,027
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable – trade	$ 1,999	$ 3,543	$ 6,112	$ 6,112
Accrued compensation and benefits	2,257	2,219	2,361	2,361
Current portion of long-term debt with affiliate	101	107	110	110
Current portion of research and development fee obligation	1,517	—	—	—
Accrued dividend payable	—	—	—	5,399
Other current liabilities	463	1,382	1,771	1,771
Total current liabilities	6,337	7,251	10,354	15,753
Long-term liabilities:				
Long-term debt with affiliate, net of current portion	13,039	12,931	19,876	19,876
Revolving credit facility with affiliate	—	4,500	5,555	5,555
Total long-term liabilities	13,039	17,431	25,431	25,431
Total liabilities	19,376	24,682	35,785	41,184
Commitments and contingencies (Note 16)				
Redeemable convertible preferred stock:				
Series A preferred stock, $0.00025 par value; $5,654 cumulative preferred dividends, December 31, 2015, $7,439 December 31, 2016, $8,386 June 30, 2017 (unaudited); 1,000,000 shares authorized, issued and outstanding	21,654	23,439	24,386	—
Series B preferred stock, $0.00025 par value; $4,879 cumulative preferred dividends, December 31, 2015, $8,864 December 31, 2016, $10,797 June 30, 2017 (unaudited); 6,000,000 shares authorized; 4,446,978 shares issued and outstanding	43,773	47,864	49,797	—
Stockholders' equity (deficit):				
Common stock, $0.00025 par value; 8,040,000 shares authorized; 2,338,010 shares, 2,421,599 shares and 2,481,607 shares issued and outstanding as of December 31, 2015 and 2016 and June 30, 2017 (unaudited)	1	1	1	1
Additional paid-in capital	17,449	12,824	10,671	79,455
Accumulated deficit	(71,562)	(78,134)	(80,685)	(80,685)
Accumulated other comprehensive income.	—	—	72	72
Total stockholders' deficit	(54,112)	(65,309)	(69,941)	(1,157)
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$ 30,691	$ 30,676	$ 40,027	$ 40,027

See notes to consolidated financial statements.

ORTHOPEDIATRICS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share information)

	Year Ended December 31,			Six Months Ended June 30,	
	2014	2015	2016	2016	2017
Net revenue	$ 23,684	$ 31,004	$ 37,298	$ 17,745	$ 21,564
Cost of revenue	7,085	9,367	10,931	4,935	5,437
Gross profit	16,599	21,637	26,367	12,810	16,127
Operating expenses:					
Sales and marketing	12,185	15,033	16,661	8,106	9,491
General and administrative	9,875	11,407	11,631	5,959	6,795
Initial public offering costs	—	—	1,979	—	—
Research and development	1,683	1,789	2,223	1,096	1,355
Total operating expenses	23,743	28,229	32,494	15,161	17,641
Operating loss	(7,144)	(6,592)	(6,127)	(2,351)	(1,514)
Other expenses:					
Interest expense	2,549	1,230	1,476	657	1,095
Other expense (income)	67	31	(1,031)	(915)	(58)
Total other expenses (income)	2,616	1,261	445	(258)	1,037
Net loss from continuing operations	(9,760)	(7,853)	(6,572)	(2,093)	(2,551)
Loss (gain) from discontinued operations	(211)	38	—	—	—
Net loss	$ (9,549)	$ (7,891)	$ (6,572)	$ (2,093)	$ (2,551)
Net loss attributable to common stockholders	$ (12,804)	$ (12,688)	$ (12,448)	$ (4,754)	$ (5,431)
Weighted average common shares – basic and diluted	1,744,295	1,744,356	1,744,356	1,744,356	1,745,390
Net loss per share attributable to common stockholders – basic and diluted	$ (7.34)	$ (7.27)	$ (7.14)	$ (2.73)	$ (3.11)
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			(0.88)		(0.33)
Pro forma weighted-average shares used to compute net loss per share, basic and diluted (unaudited)			7,439,547		7,513,427

See notes to consolidated financial statements.

ORTHOPEDIATRICS CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
(in thousands)

	Six Months Ended June 30, 2017
	(unaudited)
Net loss	$(2,551)
Other comprehensive income:	
Foreign currency translation adjustment	72
Other comprehensive income	72
Comprehensive loss	$(2,479)

See notes to consolidated financial statements.

ORTHOPEDIATRICS CORP.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(in thousands, except share information)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Deficit
	Shares	Value	Shares	Value	Shares	Value				
Balance at January 1, 2014	1,000,000	$18,481	—	$ —	1,931,940	$ 1	$23,566	$(54,122)	$—	$(30,555)
Net loss	—	—	—	—	—	—	—	(9,549)	—	(9,549)
Issance of preferred stock, net of issuance cost	—	—	1,928,962	16,864	—	—	—	—	—	—
Conversion of debt to preferred stock	—	—	2,518,016	22,030	—	—	—	—	—	—
Stock options	—	—	—	—	3,216	—	26	—	—	26
Accretion of redeemable preferred stock to redemption value	—	1,524	—	1,731	—	—	(3,255)	—	—	(3,255)
Restricted stock	—	—	—	—	70,051	—	680	—	—	680
Balance at December 31, 2014	1,000,000	20,005	4,446,978	40,625	2,005,207	1	21,017	(63,671)	—	(42,653)
Net loss	—	—	—	—	—	—	—	(7,891)	—	(7,891)
Accretion of redeemable preferred stock to redemption value	—	1,649	—	3,148	—	—	(4,797)	—	—	(4,797)
Restricted stock	—	—	—	—	332,803	—	1,229	—	—	1,229
Balance at December 31, 2015	1,000,000	21,654	4,446,978	43,773	2,338,010	1	17,449	(71,562)	—	(54,112)
Net loss	—	—	—	—	—	—	—	(6,572)	—	(6,572)
Accretion of redeemable preferred stock to redemption value	—	1,785	—	4,091	—	—	(5,876)	—	—	(5,876)
Restricted stock	—	—	—	—	83,589	—	1,251	—	—	1,251
Balance at December 31, 2016	1,000,000	23,439	4,446,978	47,864	2,421,599	1	12,824	(78,134)	—	(65,309)
Net loss (unaudited)	—	—	—	—	—	—	—	(2,551)	—	(2,551)
Other comprehensive income (unaudited)	—	—	—	—	—	—	—	—	72	72
Accretion of redeemable preferred stock to redemption value (unaudited)	—	947	—	1,933	—	—	(2,880)	—	—	(2,880)
Restricted stock (unaudited)	—	—	—	—	60,008	—	727	—	—	727
Balance at June 30, 2017 (unaudited)	1,000,000	$24,386	4,446,978	$49,797	2,481,607	$ 1	$10,671	$(80,685)	$72	$(69,941)

See notes to consolidated financial statements.

ORTHOPEDIATRICS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period
ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)
(*in thousands, except share information*)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES – (continued)

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated balance sheet as of June 30, 2017, interim consolidated statements of operations and cash flows for the six months ended June 30, 2016 and 2017, interim consolidated statement of comprehensive loss for the six months ended June 30, 2017 and interim consolidated statement of redeemable convertible preferred stock and stockholders' deficit for the six months ended June 30, 2017 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in management's opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of our financial position as of June 30, 2017 and our results of operations and cash flows for the six months ended June 30, 2016 and 2017. The financial data and other financial information disclosed in the notes to these interim consolidated financial statements related to the six months ended June 30, 2016 and 2017 are also unaudited. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the full fiscal year or any other period. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations thereunder.

Unaudited Pro Forma Balance Sheet

The June 30, 2017 pro forma balance sheet has been prepared assuming the following capital transactions will occur in connection with our proposed initial public offering: (i) the conversion of all outstanding shares of Series A and Series B redeemable convertible preferred stock, including the $16,000 Series A redeemable convertible preferred stock preference payment and the $8,386 Series A redeemable convertible preferred stock accumulated dividends, into common stock; and (ii) the accrual of $5,399 Series B redeemable convertible preferred stock accumulated dividends. The pro forma stockholders' deficit does not assume any proceeds from our proposed initial public offering.

Use of Estimates

Preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as of the date of the consolidated financial statements. By their nature, these judgments are subject to an inherent degree of uncertainty. We use historical experience and other assumptions as the basis for our judgments and estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in these estimates will be reflected in our consolidated financial statements.

Foreign Currency Transactions

We currently bill our international distributors in U.S. dollars, resulting in minimal foreign exchange transaction expense. The impact of foreign currency transaction expense is immaterial to our consolidated financial statements.

In the three months ended June 30, 2017, we began selling directly within the United Kingdom, Ireland and Australia and billing using the local currency for each country. The financial statements of our foreign subsidiaries are accounted for and have been translated into U.S. dollars using end-of-period exchange rates for assets and liabilities and average exchange rates during each reporting period for results of operations. Foreign currency translation adjustments have been recorded as a separate component of stockholders' deficit and comprehensive loss for the six months ended June 30, 2017.

ORTHOPEDIATRICS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period
ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)
(*in thousands, except share information*)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES – (continued)

third-party manufacturers are required to meet Food and Drug Administration ("FDA"), International Organization for Standardization and other country-specific quality standards. The majority of our implants and instruments are produced in the United States.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of commissions to our domestic independent sales agencies and consignment distributors, as well as compensation, commissions, benefits and other related costs for personnel we employ. Commissions and bonuses are generally based on a percentage of sales. Our international independent distributors purchase instrument sets and replenishment stock for resale, and we do not pay commissions or any other sales related costs for international sales to distributors.

Advertising Costs

Advertising costs consist primarily of print advertising, trade shows and other related expenses. Advertising costs are expensed as incurred and are recorded as a component of sales and marketing expense. Advertising costs were $877, $826 and $920 for the years ended December 31, 2014, 2015 and 2016, respectively, and $516 and $698 for the six months ended June 30, 2016 and 2017 (unaudited), respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Our research and development costs primarily consist of costs associated with engineering, product development, consulting services, outside prototyping services, outside research activities, materials, development and protection of our intellectual property portfolio, as well as other costs associated with the development of our products. Research and development costs also include related personnel and consultants' compensation expense.

Research and development costs were $1,683, $1,789 and $2,223 for the years ended December 31, 2014, 2015 and 2016, respectively, and $1,096 and $1,355 for the six months ended June 30, 2016 and 2017 (unaudited), respectively.

In 2015 and 2016, we also had a research and development fee obligation to a third party for its assistance in the development of our first generation spine system and our locking cannulated blade and locking proximal femur hip systems. As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), this fee obligation was $1,517, $0 and $0, respectively. The research and development fee expired during the year ended December 31, 2016. At the conclusion of the contract, we paid $341 and the remaining balance of $889 was recognized in other income in the statement of operations.

Stock-Based Compensation

We maintain an Amended and Restated 2007 Equity Incentive Plan (the "Plan") that provides for grants of options and restricted stock to employees, directors and associated third-party representatives of our Company as determined by the Board of Directors. The Plan has authorized 1,061,950 shares for award.

Options holders, upon vesting, may purchase common stock at the exercise price, which is the estimated fair value of our common stock on the date of grant. Option grants generally vest immediately or over a three year period. No stock options were granted in any of the periods presented.

Restricted stock may not be transferred prior to the expiration of the restricted period. The restricted stock that has been granted has restriction periods that generally last until the earlier of six years from the date of grant, or an initial public offering or change in control, as defined in the Plan.

ORTHOPEDIATRICS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period
ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)
(*in thousands, except share information*)

NOTE 6 — DEBT AND CREDIT ARRANGEMENTS – (continued)

at maturity in May 2017 or earlier upon a change of control event, as defined in the agreement. The note payable is secured by substantially all of our assets. In November 2015, the agreement was amended to provide a revolving loan commitment of an additional $7,000. The revolving loan commitment is structured under the same terms and conditions with interest payable monthly computed at 10% per annum and principal due at maturity in May 2017 or earlier upon a change of control event, as defined in the agreement.

In April 2017, we entered into the Third Amended and Restated Loan and Security Agreement with Squadron to provide an additional $16,000 revolving loan commitment ($9,000 of which is currently available, $6,000 of which will be made available on January 1, 2018, subject to our achieving certain revenue goals for the year ended December 31, 2017, and $1,000 of which is payable as a fee in three equal installments (the first installment was borrowed and paid at closing, and the second and third installments will, if an initial public offering is not completed prior to such time, become available and payable on the first and second anniversary thereof)), and to extend the maturity date on the note payable and revolving credit facility to May 31, 2019 with an automatic extension to May 31, 2020 if we meet certain revenue goals. The agreement is structured similarly to previous amendments with interest on the new indebtedness payable monthly computed at 11% per annum and includes a $1,000 extension fee payable in three installments on the anniversary date of the agreement. The extension fee was recorded in full upon closing as a deferred financing cost within long-term debt with affiliate, net of current portion, on the June 30, 2017 consolidated balance sheet and will be recognized ratably over the term of the agreement as deferred financing charges within interest expense on the consolidated statements of operations. The terms of the remaining indebtedness of $18,401 were restructured under the Third Amended and Restated Loan and Security Agreement.

The fair value of our note payable to Squadron was estimated based on prices for the same or similar issues and the current interest rates offered for the debt of the same remaining maturities, which are considered level 2 inputs in accordance with ASC Topic 820, "*Fair Value Measurements and Disclosures*." As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), the fair value approximated the carrying value.

As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), there were $0, $4,500 and $5,555 of borrowings outstanding under the revolving loan commitment, respectively.

In connection with the purchase of our office and warehouse space in Warsaw, Indiana in August 2013, we entered into a mortgage note payable to Tawani Enterprises Inc., the owner of which is a member of Squadron's Managing Committee. Pursuant to the terms of the mortgage note, we pay Tawani Enterprises Inc. monthly principal and interest installments of $16 with interest compounded at 5% until maturity in 2028, at which time a final payment of remaining principal and interest is due. The mortgage is secured by the related real estate and building. As of December 31, 2015 and 2016, the mortgage balance was $1,739 and $1,637, respectively, of which current principal due of $101 and $107, respectively, was included in current portion of long-term debt. As of June 30, 2017 (unaudited), the mortgage balance was $1,585, of which current principal due of $110 (unaudited) was included in current portion of long-term debt.

ORTHOPEDIATRICS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period
ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)
(*in thousands, except share information*)

NOTE 9 — STOCKHOLDERS' DEFICIT

Stock Options

The fair value for options granted at the time of issuance were estimated at the date of grant using a Black-Scholes options pricing model. Significant assumptions included in the option value model include the fair value of our common stock at the grant date, weighted average volatility, risk-free interest rate, dividend yield and the forfeiture rate. There were no stock options granted in any of the periods presented.

Our stock option activity and related information are summarized as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (in Years)
Outstanding at January 1, 2014.	293,553	$23.78	5.3
Exercised	(3,216)	$ 9.33	
Forfeited or expired	(37,173)	$23.07	
Outstanding at December 31, 2014	253,164	$23.90	4.4
Forfeited or expired	(4,293)	$28.14	
Outstanding at December 31, 2015	248,871	$23.82	3.4
Forfeited or expired	(670)	$30.97	
Outstanding at December 31, 2016	248,201	$23.81	2.4
Forfeited or expired (unaudited)	(4,832)	$16.57	
Outstanding at June 30, 2017 (unaudited)	243,369	$23.95	1.9

Options generally include a time-based vesting schedule permitting the options to vest ratably over three years. As of December 31, 2016, all options were fully vested.

Stock-based compensation expense on stock options amounted to $26, $0, $0, $0 and $0 for the years ended December 31, 2014, 2015 and 2016 and the six months ended June 30, 2016 and 2017 (unaudited), respectively.

ORTHOPEDIATRICS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period
ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)
(*in thousands, except share information*)

NOTE 9 — STOCKHOLDERS' DEFICIT – (continued)

Restricted Stock

Our restricted stock activity and related information are summarized as follows:

	Restricted Stock	Weighted-Average Remaining Contractual Terms (in Years)
Outstanding at January 1, 2014	190,799	3.7
Granted	74,060	
Forfeited	(4,009)	
Outstanding at December 31, 2014	260,850	3.2
Granted	333,419	
Forfeited	(616)	
Outstanding at December 31, 2015	593,653	4.3
Granted	89,384	
Forfeited	(5,796)	
Outstanding at December 31, 2016	677,241	3.5
Granted (unaudited)	75,561	
Forfeited (unaudited)	(12,552)	
Vested (unaudited)	(2,479)	
Outstanding at June 30, 2017 (unaudited)	734,771	3.3
Restricted stock exercisable at June 30, 2017 (unaudited)	—	

As of December 31, 2016 and June 30, 2017 (unaudited), there was $4,528 and $4,624, respectively, of unrecognized compensation expense remaining related to our service-based restricted stock awards. The unrecognized compensation cost was expected to be recognized over a weighted average period of 3.5 years and 3.3 years, respectively, or earlier upon an elimination of the restriction period as a result of an initial public offering or change in control event.

Stock-based compensation expense on restricted stock was $680, $1,229 and $1,250 for the years ended December 31, 2014, 2015 and 2016, respectively, and $650 and $727 for the six months ended June 30, 2016 and 2017 (unaudited), respectively. Due to our limited operating history and lack of marketability, a discount of 24%, 18% and 15% were applied when estimating the stock-based compensation for restricted stock in 2014, 2015 and 2016. A discount of 15% was applied when estimating the stock-based compensation for restricted stock in 2017 (unaudited).

Total stock-based compensation expense is included as a component of general and administrative expenses in our statement of operations and was $706, $1,229 and $1,250 for the years ended December 31, 2014, 2015 and 2016, respectively, and $650 and $727 for the six months ended June 30, 2016 and 2017 (unaudited), respectively.

Warrants

For all of the periods presented, there were warrants issued and outstanding for the issuance of 44,101 shares of common stock. The warrants were issued at exercise prices ranging from $26.27 to $30.97 per

ORTHOPEDIATRICS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)(*in thousands, except share information*)

NOTE 9 — STOCKHOLDERS' DEFICIT – (continued)

share. The warrants generally have a ten-year term. As of December 31, 2015 and 2016 and June 30, 2017 (unaudited), no warrants had been exercised. At inception, no fair value was assigned to the warrants.

NOTE 10 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

We have authorized 7,000,000 shares of redeemable convertible preferred stock, of which 5,446,978 shares were issued and outstanding as of December 31, 2015 and 2016 and June 30, 2017 (unaudited), designated in series, with the rights and preferences of each designated series determined by the Board of Directors.

Redeemable convertible preferred stock consisted of the following:

Series	Preferred Shares Authorized	Initial Year of Issuance	Shares Issued and Outstanding	Per Share Liquidation Preference(1)	Aggregate Liquidation Preference(1)	Carrying Value December 31, 2015	Carrying Value December 31, 2016	Carrying Value June 30, 2017
								(unaudited)
A	1,000,000	2011	1,000,000	$21.65	$21,654	$21,654	$23,439	$24,386
B	6,000,000	2014	4,446,978	$ 1.10	4,879	43,773	47,864	49,797
Totals	7,000,000		5,446,978		$26,533	$65,427	$71,303	$74,183

(1) Amounts are calculated based on mandatory conversion preference in the event of an initial public offering or change in control event, as defined.

In May 2014, we completed an initial issuance of Series B preferred stock that included conversion of indebtedness due to Squadron, and accrued interest thereon, of $22,030 and $510, respectively, into shares of Series B preferred stock. Simultaneously with this conversion of indebtedness, Squadron, along with other investors, purchased shares of Series B preferred stock for cash totaling $16,864. In connection with the issuance of the Series B preferred stock, we entered into an amended and restated certificate of designations, preferences and rights of preferred stock (the "Preferred Stock Terms").

Dividend and Liquidation Rights

Pursuant to the Preferred Stock Terms, Series A and B preferred stock, with respect to dividend and liquidation rights, rank senior to common stock. The holders of the Series A and B preferred stock are entitled to receive dividends at the per annum rate of 8% of the original purchase price ($16.00 and $8.77 per share for Series A and B preferred stock, respectively), as defined. Such dividends are cumulative and compounded on a quarterly basis. Any dividends paid with respect to the shares of Series A and B preferred stock are paid pro rata to the preferred stockholders. Accretion of dividends of the preferred stock to redemption value was recognized as a reduction to additional paid-in capital and was $3,255, $4,797, $5,876, $2,730 and $2,880 for the periods ended December 31, 2014, 2015 and 2016 and June 30, 2016 and 2017 (unaudited), respectively.

In the event of a voluntary or involuntary liquidation of our Company, the holders of the preferred stock, before any payment to the holders of common stock or other junior securities, are entitled to an amount equal to the sum of the original Series A or Series B preferred stock issue price and all accrued but unpaid dividends.

ORTHOPEDIATRICS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period
ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)
(*in thousands, except share information*)

NOTE 11 – NET LOSS PER SHARE

The following is a reconciliation of basic and diluted net loss per share attributable to common stockholders:

	Year Ended December 31,			Six Months Ended June 30,	
	2014	2015	2016	2016	2017
Net loss	$ (9,549)	$ (7,891)	$ (6,572)	$ (2,093)	$ (2,551)
Accretion of cumulative dividends of redeemable preferred stock to redemption value	(3,255)	(4,797)	(5,876)	(2,661)	(2,880)
Net loss attributable to common stockholders – basic and diluted	$ (12,804)	$ (12,688)	$ (12,448)	$ (4,754)	$ (5,431)
Weighted average number of shares – basic and diluted	1,744,295	1,744,356	1,744,356	1,744,356	1,745,390
Net loss per share attributable to common stockholders – basic and diluted[1]	$ (7.34)	$ (7.27)	$ (7.14)	$ (2.73)	$ (3.11)

(1) The effect of discontinued operations on loss per share has been excluded for all periods presented as it is not material.

Our basic and diluted net loss per share is computed using the two-class method. The two-class method is an earnings allocation that determines net income per share for each class of common stock and participating securities according to their participation rights in dividends and undistributed earnings or losses. Non-vested restricted stock that includes non-forfeitable rights to dividends are considered participating securities. Series A and B preferred stock include rights to participate in dividends and distributions to common shareholders on an if-converted basis, and accordingly are also considered participating securities. During periods of undistributed losses however, no effect is given to our participating securities since they are not contractually obligated to share in the losses.

Because we have incurred a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share. The following contingently issuable and convertible equity shares were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for all periods presented (shares for the redeemable convertible preferred shares were determined to give effect to the one-to-0.67 reverse common stock share split discussed in Note 17 that would be applicable on the conversion):

ORTHOPEDIATRICS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period
ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)
(*in thousands, except share information*)

NOTE 11 – NET LOSS PER SHARE – (continued)

	Year Ended December 31,			Six Months Ended June 30,	
	2014	2015	2016	2016	2017
				(unaudited)	(unaudited)
Redeemable convertible preferred stock – Series A	670,000	670,000	670,000	670,000	670,000
Redeemable convertible preferred stock – Series B	2,979,475	2,979,475	2,979,475	2,979,475	2,979,475
Restricted stock	260,850	593,653	677,241	680,792	734,771
Stock options	253,164	248,871	248,201	248,871	243,369
Warrants	44,101	44,101	44,101	44,101	44,101
	4,207,590	4,536,100	4,619,018	4,623,239	4,671,716

Unaudited pro forma basic and diluted loss per share attributable to common stockholders for all of the periods presented give effect to the automatic conversion of all outstanding shares of Series A redeemable convertible preferred stock, as well as the $16,000 preference payment, and the $8,386 of accumulated and unpaid dividends, thereon, into 2,545,846 shares of common stock and the automatic conversion of all outstanding shares of Series B redeemable convertible preferred stock into 2,979,475 shares of common stock upon an initial public offering as if they had been converted to common stock and such shares were outstanding as of the beginning of the fiscal period. We have assumed an initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of the prospectus included in this registration statement. Other than as described above, shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted loss per share calculations. We incurred a net loss for all periods presented, there is no income allocation required under the two-class method or dilution attributed to pro forma weighted-average shares outstanding in the calculation of pro forma diluted loss per share for those periods.

ORTHOPEDIATRICS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period
ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)
(*in thousands, except share information*)

NOTE 11 – NET LOSS PER SHARE – (continued)

Unaudited pro forma basic and diluted loss per share attributable to common stockholders are computed as follows (in thousands, except share and per share data):

	Year Ended December 31, 2016	Six Months Ended June 30, 2017
	(unaudited)	(unaudited)
Numerator:		
Net loss attributable to common stockholders	$ (12,448)	$ (5,431)
Adjustment for the accretion of cumulative dividends of redeemable preferred stock to redemption value	5,876	2,880
Pro forma net loss attributable to common stockholders	$ (6,572)	$ (2,551)
Denominator:		
Weighted-average shares used to compute basic and diluted net loss per share	1,744,356	1,745,390
Adjustments to reflect the assumed conversion of Series A redeemable convertible preferred stock	670,000	670,000
Adjustments to reflect the assumed conversion of Series B redeemable convertible preferred stock	2,979,475	2,979,475
Adjustments to reflect the assumed conversion of the Series A redeemable convertible preferred stock preference payment of $16,000	1,230,769	1,230,769
Adustments to reflect the assumed conversion of the Series A redeemable convertible preferred stock accumulated and unpaid dividends	572,231	645,077
Adjustments to reflect the vesting of certain restricted stock shares upon completion of an initial public offering	242,716	242,716
Pro forma weighted-average number of shares outstanding – basic and diluted	7,439,547	7,513,427
Pro forma net loss per share attributable to common stockholders – basic and diluted	$ (0.88)	$ (0.33)

The unaudited pro forma loss per share calculations above exclude any restricted shares that do not immediately vest upon an initial public offering.

NOTE 12 — BUSINESS SEGMENT

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. We have one operating and reporting segment, OrthoPediatrics Corp., which designs, develops and markets anatomically appropriate implants and devices for children with orthopedic problems. Our chief operating decision-maker, our Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance, accompanied by disaggregated revenue

ORTHOPEDIATRICS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period
ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)
(*in thousands, except share information*)

NOTE 14 — EMPLOYEE BENEFIT PLAN

We have a defined-contribution plan, the OrthoPediatrics 401(k) Retirement Plan (the "401(k) Plan"), which includes a cash or deferral (Section 401(k)) arrangement. The 401(k) Plan covers those employees who meet certain eligibility requirements and elect to participate. Employee contributions are limited to the annual amounts permitted under the Internal Revenue Code. The 401(k) Plan allows us to make a discretionary matching contribution. Discretionary matching contributions are determined annually by management. We did not make a discretionary matching contribution in any of the periods presented.

NOTE 15 — DISCONTINUED OPERATIONS

In 2014, we made a strategic business decision to no longer sell biologics products to our customers. The revenue, cost of revenues and expenses were all netted together and the gain or loss was reported as (gain)loss from discontinued operations on our statements of operations. As of December 31, 2015, we had liquidated the entire biologics product line. The related results of discontinued operations are presented below at and for the years ended December 31:

	Year Ended December 31,	
	2014	2015
Assets held for sale at year end	$ 577	$—
Revenue	$ 845	$—
Expenses	634	—
Results from operating activities	211	—
Loss on sale of assets held for sale	—	38
Loss (gain) from discontinued operations	$(211)	$38

NOTE 16 — COMMITMENTS AND CONTINGENCIES

We are involved with various legal actions arising in the ordinary course of our activities. We accrue for those cases where the potential liability is estimable and probable. We are not presently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate materially affect our financial position or results of operations or cash flows.

As of December 31, 2016 and June 30, 2017, we are contracted to pay royalties to individuals and entities that provide research and development services, which range from 0.5% to 7% of sales. Additionally, we have minimum royalty commitments of $300 to $500 annually through 2021.

We have products in development that have milestone payments and royalty commitments. In any development project, there are significant variables that will affect the amount and timing of these payments and, as of December 31, 2016 and June 30, 2017, we have not been able to determine the amount and timing of payments. We do not anticipate these future payments will have a material impact on our financial results.

NOTE 17 — SUBSEQUENT EVENTS

Immediately prior to the completion of this offering, the Company expects to amend and restate its certificate of incorporation, to effect a one-for-0.67 reverse split of its common stock and to adjust the number of shares under the Amended and Restated 2017 Equity Incentive Plan. All shares of common stock, stock options, warrants to purchase common stock and per share information presented in the consolidated financial statements have been adjusted to reflect the reverse common stock split on a

ORTHOPEDIATRICS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2015 and 2016 and June 30, 2017 (unaudited) and for the three years in the period
ended December 31, 2016 and the six months ended June 30, 2016 and 2017 (unaudited)
(*in thousands, except share information*)

NOTE 17 — SUBSEQUENT EVENTS – (continued)

retroactive basis for all periods presented. The number of shares of the Company's redeemable convertible preferred stock will not be effected by the reverse common stock split. In accordance with the Preferred Stock Terms, the conversion price of the shares of the Company's redeemable convertible preferred stock will be adjusted to account for the reverse common stock split prior to the subsequent conversion of such shares into shares of common stock.

We evaluated subsequent events through August 10, 2017, the date on which the December 31, 2016 audited financial statements were originally issued and through October   , 2017 related to the reverse split of the Company's common stock.

We evaluated subsequent events through October 2, 2017, the date on which the June 30, 2017 unaudited interim financial statements were updated to include the consolidated statement of comprehensive loss for the six months ended June 30, 2017.

4,000,000 Shares

ORTHOPEDIATRICS CORP.

Common Stock



PROSPECTUS

Piper Jaffray   **Stifel**

William Blair   BTIG

, 2017

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NASDAQ listing fee.

Item	Amount
SEC Registration Fee	$ 7,463.96
FINRA Filing Fee	11,250.00
NASDAQ Listing Fee	25,000.00
Legal Fees and Expenses	1,154,186.00
Accountants' Fees and Expenses	836,913.00
Printing and Engraving Expenses	75,000
Blue Sky Fees and Expenses	15,000
Transfer Agent and Registrar's Fees and Expenses	15,000
Miscellaneous Expenses	10,000
Total	$2,149,013.25

---

*   To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, will provide that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation will provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued by us since January 1, 2014 that were not registered under the Securities Act. Also included is the consideration received by us, if any, for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2014, we have issued 569,425 shares of restricted stock to certain of our employees, directors and consultants in connection with services provided to us by such persons. As of June 30, 2017, 16,776 shares of restricted stock had been cancelled or forfeited back to us, and 552,649 shares of restricted stock remained outstanding.

The issuance of restricted stock described in this Item 15 was pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities

Act or the exemption set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information. The share and per share information in this Item 15 reflects the reverse stock split that we will consummate in connection with this offering.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this 2nd day of October, 2017.

ORTHOPEDIATRICS CORP.

By: /s/ Mark C. Throdahl
    Mark C. Throdahl
    President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark C. Throdahl Mark C. Throdahl	President and Chief Executive Officer (Principal Executive Officer)	October 2, 2017
/s/ Fred L. Hite Fred L. Hite	Chief Financial Officer (Principal Financial and Accounting Officer)	October 2, 2017
* Terry D. Schlotterback	Chairman of the Board	October 2, 2017
* Bernie B. Berry, III	Director	October 2, 2017
* Stephen F. Burns	Director	October 2, 2017
* Bryan W. Hughes	Director	October 2, 2017
* Marie C. Infante	Director	October 2, 2017
* David R. Pelizzon	Director	October 2, 2017
* Harold Ruf	Director	October 2, 2017
* Kevin L. Unger	Director	October 2, 2017

* By: /s/ Fred L. Hite
    Fred L. Hite
    Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement
3.1**	Certificate of Incorporation of the Registrant, as currently in effect
3.2**	Certificate of Amendment of Certificate of Incorporation of the Registrant, dated as of May 28, 2014
3.3**	By-laws of the Registrant, as currently in effect
3.4**	Amended and Restated Certificate of Designations, Preferences and Rights of Preferred Stock, dated as of May 27, 2014
3.5**	Certificate of Amendment to Amended and Restated Certificate of Designations, Preferences and Right of Preferred Stock, dated as of April 26, 2017
3.6	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering
3.7**	Form of Amended and Restated Bylaws of the Registrant, to be effective immediately prior to the completion of this offering
3.8	Certificate of Amendment to Amended and Restated Certificate of Designations, Preferences and Rights of Preferred Stock, dated as of _____, 2017
4.1	Specimen stock certificate evidencing the shares of common stock
4.2**	Registration Rights Agreement, by and between the Registrant and Squadron, dated as of May 30, 2014
4.3	First Amendment to Registration Rights Agreement, by and between the Registrant and Squadron, dated as of _____, 2017
4.4	Stockholders Agreement, by and between the Registrant and Squadron, dated as of _____, 2017
5.1	Opinion of Latham & Watkins LLP
10.1#	Form of Director and Executive Officer Indemnification and Advancement Agreement
10.2#**	Amended and Restated 2007 Equity Incentive Plan
10.3#	2017 Incentive Award Plan
10.4#	Non-Employee Director Compensation Policy
10.5#**	Employment Agreement, by and between the Registrant and Mark C. Throdahl, dated as of July 31, 2014
10.6#**	Employment Agreement, by and between the Registrant and Fred L. Hite, dated as of February 1, 2015
10.7#**	Employment Agreement, by and between the Registrant and David R. Bailey, dated as of July 31, 2014
10.8#**	Employment Agreement, by and between the Registrant and Gregory A. Odle, dated as of July 31, 2014
10.9#**	Employment Agreement, by and between the Registrant and Daniel J. Gerritzen, dated as of July 31, 2014
10.10**	Third Amended and Restated Loan Agreement, by and among the Registrant, Squadron, OrthoPediatrics US Distribution Corp., OrthoPediatrics EU Limited, OrthoPediatrics AUS Pty Ltd. and OrthoPediatrics NZ Ltd., dated as of April 26, 2017
10.11**	Amended and Restated Term Note A, by and among the Registrant, Squadron, OrthoPediatrics US Distribution Corp., OrthoPediatrics EU Limited, OrthoPediatrics AUS Pty Ltd. and OrthoPediatrics NZ Ltd., dated as of April 26, 2017

Exhibit Number	Description of Exhibit
10.12**	Term Note B, by and among the Registrant, Squadron, OrthoPediatrics US Distribution Corp., OrthoPediatrics EU Limited, OrthoPediatrics AUS Pty Ltd. and OrthoPediatrics NZ Ltd., dated as of April 26, 2017
21.1**	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
23.3**	Consent of Life Science Intelligence, Inc.
24.1**	Power of Attorney (included on signature page)

** Previously filed

\# Management contract or compensatory plan